SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26 2022
KT Corporation

By:	/s/ Seunghoon Chi

Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho

Name: Sanghyun Cho
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2022 and 2021

KT Corporation and Subsidiaries

Index

June 30, 2022 and 2021

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 67

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2022, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 16, 2022

Seoul, Korea

This report is effective as of August 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	June 30, 2022 (Unaudited)		December 31, 2021
Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,821,724	~~W~~	3,019,592
Trade and other receivables, net	4,5		5,325,176		5,087,490
Other financial assets	4,6		1,513,365		1,185,659
Current tax assets			763		5,954
Inventories, net	7		513,265		514,145
Current assets held for sale	9		—		1,187
Other current assets	8		2,389,442		2,044,323

Total current assets			12,563,735		11,858,350

Non-current assets
Trade and other receivables, net	4,5		1,236,020		1,091,326
Other financial assets	4,6		1,476,054		822,379
Property and equipment, net	10		14,540,442		14,464,886
Right-of-use assets	17		1,297,914		1,248,308
Investment properties, net	10		1,793,931		1,720,654
Intangible assets, net	10		3,310,775		3,447,333
Investments in associates and joint ventures	11		1,430,414		1,288,429
Deferred tax assets			601,948		423,728
Other non-current assets	8		815,051		793,948

Total non-current assets			26,502,549		25,300,991

Total assets		~~W~~	39,066,284	~~W~~	37,159,341

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	June 30, 2022 (Unaudited)		December 31, 2021
Liabilities

Current liabilities
Trade and other payables	4,12	~~W~~	6,545,088	~~W~~	6,641,422
Borrowings	4,13		2,773,666		1,731,422
Other financial liabilities	4,6		42,257		72,807
Current tax liabilities			320,448		266,430
Provisions	14		164,302		171,316
Deferred income	20		58,929		64,742
Other current liabilities	8		1,166,116		1,124,293

Total current liabilities			11,070,806		10,072,432

Non-current liabilities
Trade and other payables	4,12		1,070,623		1,338,781
Borrowings	4,13		7,300,863		6,706,281
Other financial liabilities	4,6		379,550		424,859
Net defined benefit liabilities	15		269,981		197,883
Provisions	14		89,479		86,081
Deferred income	20		171,746		194,309
Deferred tax liabilities			853,485		643,958
Other non-current liabilities	8		955,173		927,596

Total non-current liabilities			11,090,900		10,519,748

Total liabilities			22,161,706		20,592,180

Equity attribute to owners of the Controlling Company

Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		13,550,958		13,287,390
Accumulated other comprehensive income			67,160		117,469
Other components of equity	19		(1,419,078)		(1,433,080)

			15,203,797		14,976,536
Non-controlling interests			1,700,781		1,590,625

Total equity			16,904,578		16,567,161

Total liabilities and equity		~~W~~	39,066,284	~~W~~	37,159,341

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2022 and 2021

		Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	20	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	6,027,612	~~W~~	12,057,038
Operating expenses	21		5,852,981		11,504,062		5,551,732		11,137,003

Operating profit			459,171		1,085,790		475,880		920,035
Other income	22		91,614		154,311		75,163		133,783
Other expenses	22		64,203		115,359		62,281		116,316
Finance income	23		353,519		514,040		70,364		256,783
Finance costs	23		321,519		474,363		64,500		237,171
Share of net profits of associates and joint ventures	11		21,113		17,468		28,085		33,751

Profit before income tax expense			539,695		1,181,887		522,711		990,865
Income tax expense	24		176,335		363,132		151,923		293,602

Profit for the period		~~W~~	363,360	~~W~~	818,755	~~W~~	370,788	~~W~~	697,263

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	313,120	~~W~~	722,945	~~W~~	338,817	~~W~~	641,441
Non-controlling interest			50,240		95,810		31,971		55,822

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	1,327	~~W~~	3,064	~~W~~	1,446	~~W~~	2,719
Diluted earnings per share			1,325		3,057		1,445		2,717

The above consolidated interim statements of financial profit & loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2022 and 2021

		Periods Ended June 30
(in millions of Korean won)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	363,360	~~W~~	818,755	~~W~~	370,788	~~W~~	697,263

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		7,492		7,012		5,403		9,144
Share of remeasurement gain of associates and joint ventures			(14)		(16)		(2,250)		(2,586)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		(29,773)		(30,759)		11,296		15,873
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		102,533		130,365		9,604		49,855
Other comprehensive income from cash flow hedges reclassified to profit or loss			(120,076)		(153,359)		6,519		(44,126)
Share of other comprehensive income from associates and joint ventures			(11,677)		(16,610)		(17,305)		(21,771)
Exchange differences on translation of foreign operations			9,710		14,547		(3,228)		4,711

Other comprehensive income (loss) for the period, net of tax			(41,805)		(48,820)		10,039		11,100

Total comprehensive income for the period		~~W~~	321,555	~~W~~	769,935	~~W~~	380,827	~~W~~	708,363

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	273,169	~~W~~	675,229	~~W~~	347,487	~~W~~	647,578
Non-controlling interests			48,386		94,706		33,340		60,785

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the period			—		—		641,441		—		—		641,441		55,822		697,263
Remeasurements of net defined benefit liabilities	15		—		—		5,991		—		—		5,991		3,153		9,144
Valuation gain on cash flow hedge	6		—		—		—		5,698		—		5,698		31		5,729
Share of other comprehensive income (loss) of associates and joint ventures			—		—		—		(17,974)		—		(17,974)		(3,797)		(21,771)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(2,795)		—		—		(2,795)		209		(2,586)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			—		—		53,052		(40,185)		—		12,867		3,006		15,873
Exchange differences on translation of foreign operations			—		—		—		2,350		—		2,350		2,361		4,711

Total comprehensive income for the period			—		—		697,689		(50,111)		—		647,578		60,785		708,363

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Change in consolidation scope			—		—		—		—		—		—		(55,344)		(55,344)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		3,600		3,600		(6,484)		(2,884)
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Others			—		—		—		—		2,559		2,559		—		2,559

Subtotal			—		—		(346,985)		—		(163,448)		(510,433)		(85,590)		(596,023)

Balance at June 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,506,124	~~W~~	35,940	~~W~~	(1,398,232)	~~W~~	14,148,589	~~W~~	1,515,184	~~W~~	15,663,773

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the period			—		—		722,945		—		—		722,945		95,810		818,755
Remeasurements of net defined benefit liabilities	15		—		—		2,514		—		—		2,514		4,498		7,012
Valuation loss on cash flow hedge	6		—		—		—		(23,790)		—		(23,790)		796		(22,994)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		—		(11,607)		—		(11,607)		(5,003)		(16,610)
Share of other comprehensive income (loss) of associates and joint ventures			—		—		79		—		—		79		(95)		(16)
Loss on valuation of financial instruments at fair value through other comprehensive income			—		—		—		(30,126)		—		(30,126)		(633)		(30,759)
Exchange differences on translation of foreign operations			—		—		—		15,214		—		15,214		(667)		14,547

Total comprehensive income for the period			—		—		725,538		(50,309)		—		675,229		94,706		769,935

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Change in consolidation scope			—		—		—		—		—		—		1,000		1,000
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		3,285		3,285		(19,070)		(15,785)
Disposal of treasury stock			—		—		—		—		4,429		4,429		—		4,429
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		58,234		58,234
Others			—		—		—		—		(5,289)		(5,289)		1,693		(3,596)

Subtotal			—		—		(461,970)		—		14,002		(447,968)		15,450		(432,518)

Balance as at June 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,550,958	~~W~~	67,160	~~W~~	(1,419,078)	~~W~~	15,203,797	~~W~~	1,700,781	~~W~~	16,904,578

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2022 and 2021

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	2,207,890	~~W~~	2,858,006
Interest paid			(118,981)		(132,813)
Interest received			138,633		131,300
Dividends received			57,050		36,298
Income tax paid			(232,423)		(235,372)

Net cash inflow from operating activities			2,052,169		2,657,419

Cash flows from investing activities
Collection of loans			25,122		29,342
Disposal of financial assets at fair value through profit or loss			707,256		221,346
Disposal of financial assets at amortized cost			328,574		458,509
Disposal of financial assets at fair value through comprehensive income			89,792		206,840
Disposal of current assets held for sale			4,600		—
Disposal of investments in associates and joint ventures			35,168		8,716
Disposal of property and equipment and investment properties			110,426		28,536
Disposal of intangible assets			125		5,545
Disposal of right-of-use assets			273		707
Loans granted			(5,393)		(20,659)
Acquisition of financial assets at fair value through profit or loss			(867,557)		(253,533)
Acquisition of financial assets at amortized cost			(956,632)		(222,314)
Acquisition of financial assets at fair value through other comprehensive income			(94,384)		(16,130)
Acquisition of investments in associates and joint ventures			(228,490)		(16,300)
Acquisition of property and equipment and investment properties			(1,651,881)		(1,715,380)
Acquisition of intangible assets			(472,864)		(536,264)
Acquisition of right-of-use assets			(1,789)		(2,982)
Acquisition of derivatives			(10)		—
Decrease in cash due to business combination			(335)		(32,640)
Acquisition of business			(7,900)		—

Net cash outflow from investing activities			(2,985,899)		(1,856,661)

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2022 and 2021

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			2,418,749		1,341,964
Cash inflow from consolidated capital transactions			1,040		35,250
Cash inflow from other financing activities			148		5,780
Repayments of borrowings			(1,006,272)		(972,346)
Dividends paid			(476,800)		(350,249)
Decrease in lease liabilities			(189,389)		(206,916)
Acquisition of treasury stock			—		(193,625)
Transactions with non-controlling interest			(15,779)		—

Net cash inflow (outflow) from financing activities			731,697		(340,142)

Effect of exchange rate change on cash and cash equivalents			4,165		1,717

Net increase (decrease) in cash and cash equivalents			(197,868)		462,333
Cash and cash equivalents

Beginning of the period			3,019,592		2,634,624

End of the period		~~W~~	2,821,724	~~W~~	3,096,957

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 84 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the headquarter’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2022, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at June 30, 2022 and December 31, 2021, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2022	December 31, 2021	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2022	December 31, 2021	Closing month
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	69.7%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	59.7%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2,4]	Online music production and distribution	Korea	36.2%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	32.2%	32.2%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	31.4%	31.4%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho & Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.6%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2022	December 31, 2021	Closing month
KT America, Inc.	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.0%	100.0%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	80.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
MEDIA GENIE Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
kt seezn Co., Ltd.	Movies, videos and TV contents production and distribution	Korea	100.0%	100.0%	December
Millie Seojae [3]	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications Pte. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) Pte. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) Pte. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
7D Digital Limited	Software development	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Epsilon M E A General Trading LLC [3]	Local counter work	Dubai	49.0%	49.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Alticast B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Alticast Company Limited	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	—	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2022	December 31, 2021	Closing month
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	—	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	—	December
kt cloud Co., Ltd.	Information telecommunication business	Korea	100.0%	—	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.

[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during the six-month period ended June 30, 2022:

Changes	Location	Name of subsidiary	Reason
Included	Russia	KT RUS LLC	Newly established
Included	Korea	Hangang Real Estate Investment Trust No. 24	Newly established
Included	Vietnam	KT DX Vietnam Company Limited	Newly established
Included	Korea	kt cloud Co., Ltd.	Newly established
Included	Korea	Pocheon Jeonggyori Development Co., Ltd.	Newly established

Summarized information for consolidated subsidiaries as at June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021, is as follows:

	June 30, 2022
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	48,876	~~W~~	49,643	~~W~~	36,268	~~W~~	(1,495)
KT Submarine Co., Ltd.		111,388		11,951		22,307		417
KT Telecop Co., Ltd.		382,149		249,122		255,936		3,401
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		394,762		171,264		262,842		8,938
KT Service Bukbu Co., Ltd.		68,116		61,157		120,640		1,623
KT Service Nambu Co., Ltd.		77,647		64,853		142,359		2,976
BC Card Co., Ltd. [1]		4,544,511		3,041,021		1,893,430		108,161

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

	June 30, 2022
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
H&C Network [1]	81,865	5,871	13,951	549
Nasmedia Co., Ltd. [1]	482,210	255,584	71,606	14,069
KTDS Co., Ltd. [1]	328,053	168,539	339,308	26,081
KT M&S Co., Ltd.	266,897	220,179	335,839	8,391
KT MOS Bukbu Co., Ltd.	33,841	25,046	37,064	1,685
KT MOS Nambu Co., Ltd.	34,906	22,260	36,518	1,958
KT Skylife Co., Ltd. [1]	1,306,147	472,062	495,018	35,414
KT Estate Inc. [1]	2,340,103	706,106	248,227	52,921
KT GDH Co., Ltd.	11,674	1,523	2,156	247
KT Sat Co., Ltd.	611,171	37,108	87,192	14,580
KT Sports Co., Ltd.	32,389	26,772	31,294	(4,150)
KT Music Contents Fund No.2	15,440	141	754	593
KT-Michigan Global Content Fund	3,455	18	22	(2)
KT M Mobile Co., Ltd.	149,533	46,244	125,077	(124)
KT Investment Co., Ltd. [1]	92,995	70,858	2,852	879
KTCS Corporation [1]	410,065	221,413	494,582	10,469
KTIS Corporation	366,755	168,855	260,534	11,596
Next Connect PFV	528,833	179,169	—	(814)
KT Japan Co., Ltd. [1]	1,953	2,663	847	796
KT America, Inc.	5,375	112	3,546	90
KT Rwanda Networks Ltd. [2]	132,865	263,749	14,392	(11,617)
AOS Ltd. [2]	11,453	1,342	4,013	677
KT Hong Kong Telecommunications Co., Ltd.	10,367	4,272	9,988	317
KT Huimangjieum [1]	7,630	3,099	8,965	1,200
KT Engineering Co., Ltd.	137,651	91,687	103,050	4,958
KT Studio Genie Co., Ltd. [1]	655,488	215,350	221,286	8,383
Lolab Co., Ltd.	29,412	5,359	18,867	(1,776)
East Telecom LLC [1]	44,371	23,869	13,361	3,772
KT ES Pte. Ltd. [1]	254,439	86,085	34,720	(8,130)
KTP SERVICES INC.	3,504	1,348	515	54
Altimedia Corporation [1]	37,761	11,090	22,896	4,097
KT RUS LLC	1,579	9	—	(633)
KT DX Vietnam Company Limited	1,843	—	—	(4)
kt cloud Co., Ltd.	1,391,084	286,308	129,696	15,478

	December 31, 2021				June 30, 2021
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	54,219	~~W~~	53,316	~~W~~	37,623	~~W~~	(2,265)
KT Submarine Co., Ltd.		110,390		10,736		15,747		156

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

	December 31, 2021		June 30, 2021
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
KT Telecop Co., Ltd.	363,224	233,797	249,878	1,201
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	390,671	172,767	196,101	(4,747)
KT Service Bukbu Co., Ltd.	59,341	54,070	113,197	(247)
KT Service Nambu Co., Ltd.	62,513	52,695	134,043	(225)
BC Card Co., Ltd. [1]	3,933,427	2,481,004	1,746,343	37,096
H&C Network [1]	88,616	4,993	156,080	1,276
Nasmedia Co., Ltd. [1]	490,394	268,618	56,915	11,756
KTDS Co., Ltd. [1]	341,358	199,831	255,498	11,456
KT M&S Co., Ltd.	241,377	203,051	316,036	2,190
KT MOS Bukbu Co., Ltd.	32,511	25,402	33,411	1,746
KT MOS Nambu Co., Ltd.	36,741	26,053	33,331	1,359
KT Skylife Co., Ltd. [1]	1,275,645	469,694	341,996	38,559
KT Estate Inc. [1]	2,370,940	791,884	129,434	4,896
KT GDH Co., Ltd.	11,464	1,560	2,189	267
KT Sat Co., Ltd.	593,616	34,169	84,898	10,196
KT Sports Co., Ltd.	29,524	19,740	24,123	(1,500)
KT Music Contents Fund No.2	14,985	278	178	38
KT-Michigan Global Content Fund	3,552	112	29	(56)
KT M Mobile Co., Ltd.	144,175	40,749	95,199	(5,901)
KT Investment Co., Ltd. [1]	87,366	66,108	12,988	197
KTCS Corporation [1]	416,750	234,172	434,984	12,908
KTIS Corporation	369,361	177,619	225,491	8,777
Next Connect PFV	518,441	167,963	—	(4,754)
KT Japan Co., Ltd. [1]	1,474	2,633	698	(171)
KT America, Inc.	4,884	101	3,158	118
KT Rwanda Networks Ltd. [2]	125,860	236,389	11,613	(13,769)
AOS Ltd. [2]	11,539	2,812	4,106	1,020
KT Hong Kong Telecommunications Co., Ltd.	6,613	1,346	8,034	335
KT Huimangjieum [1]	6,311	2,978	5,194	419
KT Engineering Co., Ltd.	185,850	144,832	82,944	(2,558)
KT Studio Genie Co., Ltd. [1]	648,534	276,933	—	(2,313)
Lolab Co., Ltd.	26,726	897	—	—
East Telecom LLC [1]	35,904	22,088	12,034	4,327
KT ES Pte. Ltd. [1]	240,331	80,597	—	—
KTP SERVICES INC.	3,641	1,243	—	—
Altimedia Corporation [1]	32,338	9,742	—	—

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	As at June 30, 2022, convertible preferred stock issued by subsidiaries is included in liabilities.
[3]	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the six-month period ended June 30, 2022, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2022.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Leases – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

(2) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published are not mandatory for June 30, 2022 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.3	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and the one described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative effect, such as slowdown in productivity, decrease in sales, or delay in collection of receivables, and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2022.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,821,724	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,821,724
Trade and other receivables		6,431,791		—		129,405		—		6,561,196
Other financial assets		897,396		1,163,350		629,846		298,827		2,989,419

(in millions of Korean won)	June 30, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,615,711	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,615,711
Borrowings		10,074,529		—		—		—		10,074,529
Other financial liabilities		280,518		98,606		42,683		—		421,807
Lease liabilities		—		—		—		1,194,491		1,194,491

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,019,592	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,980,203	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,380,102	~~W~~	(355,383)	~~W~~	(7,308)	~~W~~	3,017,411
Other receivables		2,399,953		(89,539)		(2,649)		2,307,765

Total	~~W~~	5,780,055	~~W~~	(444,922)	~~W~~	(9,957)	~~W~~	5,325,176

Non-current assets
Trade receivables		448,940		(2,182)		(12,786)		433,972
Other receivables		932,722		(114,947)		(15,727)		802,048

Total	~~W~~	1,381,662	~~W~~	(117,129)	~~W~~	(28,513)	~~W~~	1,236,020

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

	December 31, 2021
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,337,398	~~W~~	(346,869)	~~W~~	(7,662)	~~W~~	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

Total	~~W~~	5,539,179	~~W~~	(440,125)	~~W~~	(11,564)	~~W~~	5,087,490

Non-current assets
Trade receivables	~~W~~	612,654	~~W~~	(2,856)	~~W~~	(17,351)	~~W~~	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

Total	~~W~~	1,233,849	~~W~~	(110,987)	~~W~~	(31,536)	~~W~~	1,091,326

Details of other receivables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Loans	~~W~~	95,692	~~W~~	101,718
Receivables [1]		1,976,350		1,872,467
Accrued income		22,827		5,933
Refundable deposits		362,050		349,360
Loans receivable		711,866		328,753
Finance lease receivables		85,707		85,370
Others		59,807		61,288
Less: Provision for impairment		(204,486)		(201,387)

Total	~~W~~	3,109,813	~~W~~	2,603,502

[1]	As at June 30, 2022, the settlement receivables of BC Card Co., Ltd. of ~~W~~ 1,262,856 million (December 31, 2021: ~~W~~ 1,108,936 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2022.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1]	~~W~~	897,396	~~W~~	608,389
Financial assets at fair value through profit or loss [1,2,3]		1,163,350		952,319
Financial assets at fair value through other comprehensive income [1]		629,846		347,877
Derivatives used for hedging		298,827		99,453
Less: Non-current		(1,476,054)		(822,379)

Current	~~W~~	1,513,365	~~W~~	1,185,659

Other financial liabilities
Financial liabilities at amortized cost [4]	~~W~~	280,518	~~W~~	263,500
Financial liabilities at fair value through profit or loss		98,606		216,040
Derivatives used for hedging		42,683		18,126
Less: Non-current		(379,550)		(424,859)

Current	~~W~~	42,257	~~W~~	72,807

[1]

As at June 30, 2022, the Group’s other financial assets amounting to ~~W~~117,212 million (December 31, 2021: ~~W~~115,033 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at June 30, 2022, MMW (Money Market Wrap) and MMT (Money Market Trust) to ~~W~~539,552 million (December 31, 2021: ~~W~~460,180 million) are included in other financial assets.

[3]	An investment of ~~W~~6,580 million is provided as collateral in return for receiving payment guarantees from Korea Software Financial Cooperative and others.

[4]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and Millie Seojae. (Note 16).

Details of financial assets at fair value through profit or loss as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	11,023	~~W~~	24,285
Equity instruments (Unlisted)		77,341		64,835
Debt securities		1,068,825		862,481
Derivative held for trading		6,161		718

		1,163,350		952,319
Less: Non-current		(611,657)		(488,040)

Current	~~W~~	551,693	~~W~~	464,279

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Details of financial assets at fair value through other comprehensive income as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	376,409	~~W~~	19,079
Equity instruments (Unlisted)		247,823		234,048
Debt securities		5,614		94,750

		629,846		347,877
Less: Non-current		(629,846)		(259,435)

Current	~~W~~	—	~~W~~	88,442

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, the remaining balance of accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1,3]	~~W~~	3,014	~~W~~	—	~~W~~	—	~~W~~	77
Currency swap [2,3]		295,813		42,683		99,453		18,049

		298,827		42,683		99,453		18,126
Less: Non-current		(224,200)		(426)	~~W~~	(67,889)	~~W~~	(242)

Current	~~W~~	74,627	~~W~~	42,257	~~W~~	31,564	~~W~~	17,884

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.

[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]

The amount of derivatives subject to the second phase of interest rate indicator reform is 104,620 million, and the Group is considering the impact of substituting the interest rate from an alternative benchmark.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)
	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	10	~~W~~	4,305	~~W~~	—	~~W~~	—	~~W~~	(2)
Currency swap		232,797		25,137		171,296		82,573		14,703		67,412
Currency forwards		—		—		—		839		—		—

	~~W~~	232,797	~~W~~	25,147	~~W~~	175,601	~~W~~	83,412	~~W~~	14,703	~~W~~	67,410

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 2,404 million for the six-month period ended June 30, 2022 (six-month period ended June 30, 2021: valuation gain of ~~W~~ 6,681 million).

Details of financial liabilities at fair value through profit or loss at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Derivatives held for trading [1,2]	~~W~~	98,606	~~W~~	216,040

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year period ended June 30, 2021. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives for redeemable convertible preference shares and convertible bonds issued by the Group (Note 13).

The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	62,511	~~W~~	—	~~W~~	1,312	~~W~~	111

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

7.	Inventories

Inventories as at June 30, 2022 and December 31, 2021, are as follows:

	June 30, 2022						December 31, 2021
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	553,472	~~W~~	(74,610)	~~W~~	478,862	~~W~~	601,360	~~W~~	(120,304)	~~W~~	481,056
Others		34,403		—		34,403		33,089		—		33,089

	~~W~~	587,875	~~W~~	(74,610)	~~W~~	513,265	~~W~~	634,449	~~W~~	(120,304)	~~W~~	514,145

For the six-month period ended June 30, 2022, cost of inventories recognized as expenses amounts to ~~W~~1,662,510 million (six-month period ended June 30, 2021: ~~W~~1,722,158 million) and recovery of valuation loss on inventory amounts to ~~W~~45,694 million (six-month period ended June 30, 2021: reversal of valuation loss of ~~W~~ 31,041 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	235,864	~~W~~	151,266
Prepaid expenses		189,977		100,697
Contract cost		1,831,610		1,801,244
Contract assets		794,730		745,085
Others		152,312		39,979
Less: Non-current		(815,051)		(793,948)

Current	~~W~~	2,389,442	~~W~~	2,044,323

Other liabilities
Advances received [1]	~~W~~	404,786	~~W~~	372,375
Withholdings		137,865		135,160
Unearned revenue [1]		45,229		35,577
Lease liabilities		1,194,491		1,159,369
Contract liabilities		309,800		323,651
Others		29,118		25,757
Less: Non-current		(955,173)		(927,596)

Current	~~W~~	1,166,116	~~W~~	1,124,293

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

9.	Assets Held for Sale

With the decision to sell certain properties and other assets, the Group has classified ~~W~~1,187 million as assets held for sale. In the prior period, the Group recognized impairment loss of ~~W~~11 million for assets held, and classified them as other expenses (impairment loss on assets held for sale). The assets were disposed of during the current period, and there are no assets held for sale as of the end of reporting period.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	14,464,885	~~W~~	14,206,119
Acquisition and capital expenditure		1,506,437		1,028,690
Disposal and termination		(46,856)		(45,289)
Depreciation		(1,308,935)		(1,293,979)
Transfer to investment property		(100,249)		(171,137)
Scope change		—		(5,040)
Impairment		(1,066)		—
Transfer to assets held for sale		—		(41,185)
Others		26,226		(50,849)

Ending, net	~~W~~	14,540,442	~~W~~	13,627,330

Details of property and equipment provided as collateral as at June 30, 2022 and December 31, 2021, are as follows:

	June 30, 2022
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,213	~~W~~	15,417	Borrowings	~~W~~	3,269	Industrial Bank of Korea/Korea Development Bank

	December 31, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,320	~~W~~	15,412	Borrowings	~~W~~	3,272	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in investment properties for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	1,720,654	~~W~~	1,368,453
Acquisition		37,637		163,216
Disposal		(5,281)		(1,907)
Depreciation		(24,207)		(24,262)
Transfer from property and equipment		100,249		171,137
Scope change		—		(91)
Transfer to assets held for sale		—		(11,279)
Others		(35,121)		(19,378)

Ending, net	~~W~~	1,793,931	~~W~~	1,645,889

As at June 30, 2022, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract is ~~W~~ 69,490 million for one year or less, ~~W~~ 109,224 million more than one year and less than five years, ~~W~~ 35,669 million over five years, and ~~W~~ 214,383 million in total.

Details of investment properties provided as collateral as at June 30, 2022 and December 31, 2021, are as follows:

	June 30, 2022
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	819,236	~~W~~	69,318	Deposits	~~W~~	60,031
Land and Buildings		2,837		3,683	Borrowings		2,731

	December 31, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	828,103	~~W~~	72,910	Deposits	~~W~~	63,012
Land and Buildings		2,883		3,688	Borrowings		2,728

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in intangible assets for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	3,447,333	~~W~~	2,161,258
Acquisition and capital expenditure		154,514		739,639
Disposal and termination		(5,083)		(4,865)
Amortization		(319,080)		(301,117)
Impairment		(3,045)		—
Scope change		—		(6,802)
Others		36,136		7,315

Ending, net	~~W~~	3,310,775	~~W~~	2,595,428

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 220,515 million as at June 30, 2022 (December 31, 2021: ~~W~~ 219,204 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at June 30, 2022, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services	~~W~~	65,057
Finance	BC Card Co., Ltd.		41,234
Satellite TV	HCN Co., Ltd.		252,680
Others	GENIE Music Corporation		50,214
	Millie Seojae		54,725
	PlayD Co., Ltd.		42,745
	KT Telecop Co., Ltd.		15,418
	Epsilon Global Communications Pte. Ltd.		163,266
	MEDIA GENIE Co., Ltd.		10,633
	KT MOS Bukbu Co., Ltd. and others		20,755

		~~W~~	716,727

The recoverable amount of goodwill was determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

11.	Investments in Associates and Joint Ventures

Details of associates as at June 30, 2022 and December 31, 2021, are as follows:

	Percentage of ownership (%)		Location	Closing month
	June 30, 2022	December 31, 2021
KIF Investment Fund	33.3%	33.3%	Korea	December
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
Hyundai Robotics Co., Ltd. [2]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [2]	10.7%	—	Korea	December

[1]

As at June 30, 2022, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

As at June 30, 2022, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	2,626	~~W~~	(8,135)	~~W~~	173,426
KT-IBKC Future Investment Fund [1]		12,081		(3,190)		4,395		(2,098)		11,188
K Bank Inc.		831,737		—		14,671		(16,228)		830,180
Hyundai Robotics Co., Ltd.		48,725		—		523		(79)		49,169
Megazone Cloud Corporation		—		130,001		(762)		48		129,287
Others		216,951		76,642		(3,470)		(52,959)		237,164

	~~W~~	1,288,429	~~W~~	203,453	~~W~~	17,983	~~W~~	(79,451)	~~W~~	1,430,414

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,155	~~W~~	—	~~W~~	6,654	~~W~~	(7,194)	~~W~~	169,615
KT-IBKC Future Investment Fund [1]		16,190		(4,500)		1,888		—		13,578
K Bank Inc.		208,272		—		(3,477)		(6,908)		197,887
Hyundai Robotics Co., Ltd.		50,936		—		(298)		81		50,719
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		17,786		—		(271)		—		17,515
Others		94,542		12,084		29,507		(30,141)		105,992

	~~W~~	557,881	~~W~~	7,584	~~W~~	34,003	~~W~~	(44,162)	~~W~~	555,306

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 515 million (six-month period ended June 30, 2021: net profit of ~~W~~ 252 million) recognized as operating revenue and expense during the period ended June 30, 2022.

Summarized financial information of associates and joint ventures as at June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021, are as follows:

	June 30, 2022
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	520,276	~~W~~	—	~~W~~	15,777	~~W~~	7,878
KT-IBKC Future Investment Fund [1]		22,153		—		14,855		8,794
K Bank Inc.		14,183,275		12,448,458		225,602		44,883
Hyundai Robotics Co., Ltd.		430,278		145,878		90,402		(6,564)
Megazone Cloud Corporation		604,623		352,788		534,073		(9,413)

	December 31, 2021				June 30, 2022
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	536,804	~~W~~	—	~~W~~	—	~~W~~	19,961
KT-IBKC Future Investment Fund [1]		24,163		—		4,390		3,776
K Bank Inc		13,334,020		11,596,783		110,100		(8,027)
Hyundai Robotics Co., Ltd.		428,997		149,536		100,303		(2,984)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 1,064 million for the six-month period ended June 30, 2022 (six-month period ended June 30, 2021: profit of ~~W~~ 488 million). The accumulated comprehensive loss of associates and joint ventures as at June 30, 2022, which was not recognized by the Group, is ~~W~~ 10,070 million (December 31, 2021: ~~W~~ 9,006 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

12.	Trade and Other Payables

Details of trade and other payables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	1,247,716	~~W~~	1,537,148
Other payables		5,297,372		5,104,274

	~~W~~	6,545,088	~~W~~	6,641,422

Non-current liabilities
Trade payables	~~W~~	38	~~W~~	—
Other payables		1,070,585		1,338,781

	~~W~~	1,070,623	~~W~~	1,338,781

Details of other payables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Non-trade payables [1]	~~W~~	4,003,307	~~W~~	4,378,445
Accrued expenses		1,378,628		1,037,616
Operating deposits		773,551		814,613
Others		212,471		212,381
Less: Non-current		(1,070,585)		(1,338,781)

Current	~~W~~	5,297,372	~~W~~	5,104,274

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,192,918 million related to credit card transactions are included as at June 30, 2022 (December 31, 2021: ~~W~~ 1,086,996 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

13.	Borrowings

Details of borrowings as at June 30, 2022 and December 31, 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	129,290	USD 100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		517,160	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		517,160	USD 400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		129,290	USD 100,000		118,550
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		280,149	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,786	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		517,160	USD 400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		452,515	USD 350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		263,543	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		387,870	USD 300,000		355,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	—	—		—	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			June 30, 2022		December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 193-4th Public bond	Jun. 15, 2040	1.713%	—	60,000	—	60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—	130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	—
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	—
The 18-1st Won-denominated unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd Won-denominated unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—	100,000	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	1.154%	—	20,000	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May. 12, 2023	1.191%	—	10,000	—	10,000
The 151-2nd Won-denominated unsecured bond	May. 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	—
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			June 30, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—		20,000	—		—
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—		60,000	—		—
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—		40,000	—		—
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	2.588%	—		30,000	—		—
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—		30,000	—		—

Subtotal			—		8,597,923	—		7,558,455
Less: Current portion			—		(2,049,785)	—		(1,337,714)
Discount on bonds			—		(22,282)	—		(22,093)

Total			—	~~W~~	6,525,856	—	~~W~~	6,198,648

[1]

As at June 30, 2022, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) and SOR (6M) is approximately 2.285% and 2.409%, respectively, as at June 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative indicator.

[3]

The CMS (5Y) and CMS (10Y) is approximately 3.480% and 3.300%, respectively, as at June 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative indicator.

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	June 30, 2022		December 31, 2021
The 1st CB(Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,267		2,267
Bond discount issuance					(3,375)		(3,825)

Subtotal					6,892		6,442
Current portion					—		—

Total				~~W~~	6,892	~~W~~	6,442

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Short-term borrowings

(in millions of Korean won)			June 30, 2022			December 31, 2021
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank [1]	3.840%	—	~~W~~	70,000	—	~~W~~	4,500
		CD(91D)+1.750%	—		30,000	—		—
	Woori Bank [1,2]	KORIBOR(3M)+1.970%	—		20,000	—		20,000
		CD(91D)+1.430%	—		30,000	—		—
	Korea Development Bank	2.980%~3.680%	—		25,000	—		16,000
	Industrial Bank of Korea	2.550%	—		6,000	—		6,000
	Hana Bank	1.420%	—		5,000	—		5,000
	KB SECURITIES	1.380%~3.950%	—		71,000	—		71,000
	Shinhan Investment	1.380%~3.950%	—		33,000	—		73,000
	KIWOOM Securities	1.380%~3.950%	—		43,000	—		63,000
	NH INVESTMENT & SECURITIES	1.380%	—		23,000	—		53,000
	Korea Investment & Securities	3.950%	—		10,000	—		10,000
	HSBC	2.090%	USD 18,900		24,436	USD 14,700		17,427
	NongHyup Bank [2]	2.890%~3.410%	—		13,131	—		—
		COFIX(6M)+1.780%	—		20,000	—		—
CP	Hi Investment & Securities and others	3.710%	—		97,661	—		—

Total			—	~~W~~	521,228	—	~~W~~	338,927

[1]

CD (91D) is approximately 2.040% as at June 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative benchmark.

[2]	KORIBOR (3M) and COFIX (6M) are approximately 2.270% and 1.980%, respectively, as at June 30, 2022.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			June 30, 2022			December 31, 2021
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	2,221	—	~~W~~	2,467
CA-CIB	Long-term CP	1.260%~3.380%	—		200,000	—		100,000
JPM	Long-term CP	2.700%	—		100,000	—		—
DBS	Long-term CP	4.110%	—		100,000	—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Shinhan Bank	General loans [2]	LIBOR(3M)+1.140%	USD 25,918		33,509	USD 25,918		30,726
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		11,520	USD 8,910		10,563
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		32,323	USD 25,000		29,638
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		16,808	USD 13,000		15,412
	General loans	1.900%~3.230%	USD 31,472		40,751	USD 31,472		37,345
Woori Bank	General loans [2]	EURIBOR(3M) +0.900%	EUR 7,700		10,395	EUR 7,700		10,336
	General loans	3.320%	—		15,000	—		15,000
	PF loans	2.000%~3.470%	—		35,741	—		23,614
Hi Investment & Securities and others	CP	2.300%~3.620%	—		179,701	—		88,510
Korea Development Bank	General loans	3.000%~3.610%	—		38,000	—		39,000
NongHyup Bank	PF loans	2.870%	—		50,433	—		46,267
Kyobo Life Insurance	PF loans	2.870%~5.170%	—		46,965	—		41,640
Standard Chartered Bank Korea	PF loans	2.870%~5.170%	—		31,310	—		27,760
Samsung Life Insurance	PF loans	1.860%~4.160%	—		26,091	—		23,133
Kookmin Bank and others	Facility loans	—	—		—	USD 9,771		11,584

Subtotal					970,768			552,995
Less: Current portion					(202,653)			(51,803)

				~~W~~	768,115		~~W~~	501,192

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]

LIBOR (3M) and EURIBOR (3M) are approximately 2.285% and -0.195%, respectively, as at June 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative benchmark.

Repayment schedule of the Group’s debentures and borrowings as at June 30, 2022, is as follows:

	Debentures						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jul. 1, 2022~ Jun. 30, 2023	~~W~~	990,000	~~W~~	1,060,853	~~W~~	2,050,853	~~W~~	607,625	~~W~~	118,595	~~W~~	726,220	~~W~~	2,777,073
Jul. 1, 2023~ Jun. 30, 2024		750,000		129,290		879,290		240,493		5,779		246,272		1,125,562
Jul. 1, 2024~ Jun. 30, 2025		1,520,000		456,301		1,976,301		350,293		19,509		369,802		2,346,103
Jul. 1, 2025~ Jun. 30, 2026		358,000		517,160		875,160		5,493		—		5,493		880,653
After Jul. 1, 2026		1,790,000		1,034,319		2,824,319		140,989		25,858		166,847		2,991,166

	~~W~~	5,408,000	~~W~~	3,197,923	~~W~~	8,605,923	~~W~~	1,344,893	~~W~~	169,741	~~W~~	1,514,634	~~W~~	10,120,557

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		523		6,536		7,788		14,847
Usage		(150)		(1,145)		(2,645)		(3,940)
Reversal		(730)		(2,688)		(11,105)		(14,523)

Ending balance	~~W~~	79,808	~~W~~	110,061	~~W~~	63,912	~~W~~	253,781

Current	~~W~~	79,739	~~W~~	22,937	~~W~~	61,626	~~W~~	164,302
Non-current		69		87,124		2,286		89,479

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		1,227		6,044		1,328		8,599
Usage		(2,460)		(799)		(1,037)		(4,296)
Reversal		—		(1,025)		(7,017)		(8,042)
Change in consolidation scope		—		(748)		—		(748)

Ending balance	~~W~~	75,267	~~W~~	109,239	~~W~~	63,199	~~W~~	247,705

Current	~~W~~	75,267	~~W~~	23,344	~~W~~	59,960	~~W~~	158,571
Non-current		—		85,895		3,239		89,134

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2022 and December 31, 2021, are determined as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	2,549,780	~~W~~	2,494,930
Fair value of plan assets		(2,294,503)		(2,314,632)

Liabilities	~~W~~	269,981	~~W~~	197,883

Assets	~~W~~	14,704	~~W~~	17,585

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in the defined benefit obligations for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,494,930	~~W~~	2,556,712
Current service cost		120,199		124,229
Interest expense		28,214		21,650
Benefits paid		(79,436)		(59,895)
Remeasurements		(13,304)		(9,725)
Change in consolidation scope		—		(8,529)
Others		(823)		398

Ending	~~W~~	2,549,780	~~W~~	2,624,840

Changes in the fair value of plan assets for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,314,632	~~W~~	2,189,375
Interest income		27,126		19,087
Remeasurements on plan assets		(4,797)		(374)
Employer contributions		13,699		15,177
Benefits paid		(53,188)		(42,645)
Change in consolidation scope		—		(7,665)
Others		(2,969)		2,241

Ending	~~W~~	2,294,503	~~W~~	2,175,196

Amounts recognized in the consolidated statement of profit or loss for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	120,199	~~W~~	124,229
Net interest cost		1,088		2,563
Account transfers		(7,429)		(7,224)

Total expenses	~~W~~	113,858	~~W~~	119,568

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

16.	Commitments and Contingencies

As at June 30, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	372,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,221
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	431,154	34,689
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	2,313
Working capital loan	Korea Development Bank and others	KRW	1,399,100	186,000
	Shinhan Bank	USD	77,298	77,298
	Woori Bank	EUR	7,700	7,700
Facility loans	Shinhan Bank and others	KRW	694,000	190,540
Derivatives transaction limit	Korea Development Bank	KRW	80,000	6,893
	Woori Bank and others	USD	462,534	260,790
Total		KRW	3,067,194	424,388

		USD	539,832	338,088
		EUR	7,700	7,700

As at June 30, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Guarantee matter	Currency	Limit
Hana Bank	Guarantee for payment in Korean currency	KRW	12,000
	Comprehensive credit line and others	KRW	4,100
	Guarantee for payment in foreign currency	USD	490
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	11,484
Shinhan Bank	Guarantee for payment in Korean currency and others	KRW	4,398
	Guarantee for payment in foreign currency and others	USD	8,642
Woori Bank	Guarantee for payment in Korean currency	KRW	5,000
	Guarantee for payment in foreign currency	USD	16,900
Korea Development Bank	Refund guarantee for advances received	USD	7,315
HSBC	Guarantees for depositions	USD	580
Seoul Guarantee Insurance Company	Performance guarantee and others	KRW	301,304
Korea Software Financial Cooperative	Performance guarantee and others	KRW	1,210,585
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	KRW	531
Construction Guarantee Cooperative	Performance guarantee and others	KRW	1,924
Information & Communication Financial Cooperative	Performance guarantee and others	KRW	12,438

Total		KRW	1,552,280
		USD	55,711

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at June 30, 2022, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	867	Jan. 7, 2010 ~ Jan. 8, 2025
KT Engineering Co., Ltd.[1]	SPP Inc.	Suhyup Bank	3,250	486	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	Korea Cell Inc.	Suhyup Bank	3,250	477	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	486	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash Payers	Cash Payers	751	—	Apr. 14, 2022 ~ Apr. 14, 2023
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	NongHyup Agribusiness Group Inc. and others	30,000	10,200	Jan. 14, 2022 ~ Jan. 13, 2023
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	Emart Co., Ltd. and others	20,000	18,300	Jun. 17, 2022 ~ Jun. 16, 2023
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	1,119	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at June 30, 2022, the issuance details of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)			Commitment (limit) amount		Amount provided as collateral for beneficiary rights
Collateral assets	Placing	Trust collateral beneficiary
	1st place	NongHyup Bank	~~W~~	100,000	~~W~~	120,000
		Kyobo Life Insurance		180,000		216,000
		Standard Chartered Bank Korea Limited		120,000		144,000
		Samsung Life Insurance		100,000		120,000
Real Estate	2nd place	Industrial Bank of Korea		40,000		48,000
Collateral Trust [1]		Korea Investment Capital		40,000		48,000
		BNK Capital		30,000		36,000
		Standard Chartered Bank Korea Limited		20,000		24,000
		NH Capital		20,000		24,000
	3rd place [2]	LOTTE Engineering & Construction		—		736,921

[1]	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventory assets as collateral in connection with the above real estate collateral trust.
[2]	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ~~W~~ 614,101 million.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2022, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 683 million.

For the six-month periods ended June 30, 2022 and year ended December 31, 2021, the Group made agreements with the Securitization Specialty Companies (2022: First 5G 61st to 63rd Securitization Specialty Co., Ltd., 2021: First 5G 55th to 60th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at June 30, 2022, the Group is a defendant in 223 lawsuits with the total claimed amount of ~~W~~ 134,175 million (2021: ~~W~~ 101,597 million). As at June 30, 2022, litigation provisions of ~~W~~ 79,808 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restrictions on the provision of additional collateral and disposal of certain assets.

As at June 30, 2022, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at June 30, 2022, the contracted amount of property and equipment acquisition agreement made, but not yet recognized, amounts to ~~W~~ 1,379,719 million (December 31, 2021: ~~W~~ 1,336,758 million).

As at June 30, 2022, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in the paid-in capital increase of K Bank Inc. (Note 6).

During the year ended December 31, 2021, the Group entered into an agreement with a seller, who participated in the acquisition of shares in Millie Seojae If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise Tag-Along Right, Drag-Along Right and Put Option for the entitled ordinary and redeemable convertible preferred shares (Note 6).

During the year ended December 31, 2021, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity purchase agreement may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the entitled convertible preferred shares (Note 6).

The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. As at June 30, 2022, the remaining amount of ~~W~~ 5,473 million and USD 21,800 thousand will be invested using the Capital Call method in the future.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	June 30, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	1,131,717	~~W~~	1,086,133
Machinery and telecommunication line facilities		55,493		64,443
Others		110,704		97,732

	~~W~~	1,297,914	~~W~~	1,248,308

Investment property (buildings)	~~W~~	4	~~W~~	1

(in millions of Korean won)	June 30, 2022		December 31, 2021
Lease liabilities[1]
Current	~~W~~	320,929	~~W~~	332,702
Non-current		873,562		826,667

	~~W~~	1,194,491	~~W~~	1,159,369

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

During the six-month periods ended June 30, 2022 and 2021, right-of-use assets related to leases increased, amounting to ~~W~~234,906 million and ~~W~~213,441 million, respectively.

The consolidated statement of profit or loss relating to leases for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	June 30, 2022		June 30, 2021
Depreciation of right-of-use assets
Property and buildings	~~W~~	153,864	~~W~~	149,680
Machinery and telecommunication line facilities		16,398		22,912
Others		27,697		26,568

	~~W~~	197,959	~~W~~	199,160

Depreciation of investment properties	~~W~~	15	~~W~~	1,515
Interest expense relating to lease liabilities		19,858		16,803
Expenses relating to short-term leases		5,393		4,460
Expenses relating to leases of low-value assets that are not short-term leases		12,781		14,445
Expenses relating to variable lease payments not included in lease liabilities		3,205		4,230

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Total cash outflow from leases during the six-month periods ended June 30, 2022 and 2021 is ~~W~~231,022 million and ~~W~~230,051 million, respectively.

18.	Retained Earnings

Details of retained earnings as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		8,117,347		7,853,779

Total	~~W~~	13,550,958	~~W~~	13,287,390

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed of, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Treasury stock	~~W~~	(1,004,653)	~~W~~	(1,009,798)
Gain (Loss) on disposal of treasury stock		2,203		(8,658)
Share-based compensation		1,846		4,068
Equity transactions within consolidated entities [1]		(418,474)		(418,692)

Total	~~W~~	(1,419,078)	~~W~~	(1,433,080)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at June 30, 2022 and December 31, 2021, the details of treasury stock are as follows:

	June 30, 2022		December 31, 2021
Number of shares (in shares)		25,174,739		25,303,662
Amount (in millions of Korean won)	~~W~~	1,004,653	~~W~~	1,009,798

Treasury stock is expected to be used as stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three and six-month periods ended June 30, 2022 and 2021:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	6,261,441	~~W~~	12,485,658	~~W~~	5,983,049	~~W~~	11,967,997
Revenue from other sources		50,711		104,194		44,563		89,041

Total	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	6,027,612	~~W~~	12,057,038

Operating revenues for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,563,061	~~W~~	10,950,124	~~W~~	5,260,181	~~W~~	10,419,999
Sales of goods		749,091		1,639,728		767,431		1,637,039

Total	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	6,027,612	~~W~~	12,057,038

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Contract assets [1]	~~W~~	909,237	~~W~~	821,901
Contract liabilities [1]		322,587		360,098
Deferred revenue [2]		85,132		81,136

[1]

The Group recognized contract assets of ~~W~~ 114,507 million and contract liabilities of ~~W~~ 12,787 million for long-term construction contracts as at June 30, 2022 (December 31, 2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,447 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Incremental costs of obtaining a contract	~~W~~	1,756,745	~~W~~	1,726,401
Costs of contract performance		74,866		74,843

The Group recognized ~~W~~ 902,391 million of operating expenses for the six-month period ended June 30, 2022 (June 30, 2021: ~~W~~ 943,635 million) which relate to contract cost assets.

For the three and six-month periods ended June 30, 2022 and 2021, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	70,089	~~W~~	157,130	~~W~~	83,097	~~W~~	171,001
Deferred revenue of joining/installment fees		12,064		23,970		11,025		23,505

Total	~~W~~	82,153	~~W~~	181,100	~~W~~	94,122	~~W~~	194,506

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

21. Operating Expenses

Operating expenses for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	1,120,880	~~W~~	2,161,294	~~W~~	1,025,527	~~W~~	2,049,770
Depreciation		656,204		1,305,848		649,287		1,299,677
Depreciation of right-of-use assets		101,265		197,959		96,842		199,160
Amortization of intangible assets		170,568		315,906		151,145		299,589
Commissions		274,974		604,332		263,800		513,793
Interconnection charges		135,366		257,217		122,368		246,841
International interconnection fees		50,850		99,793		49,171		100,471
Purchase of inventories		728,633		1,615,936		676,135		1,630,582
Changes of inventories		79,585		880		117,781		60,535
Sales promotion expense and sales commissions		583,380		1,134,518		589,115		1,183,710
Service costs		574,408		1,093,480		536,817		1,028,004
Utilities		85,618		178,945		82,871		171,800
Taxes and dues		64,413		132,216		72,277		139,944
Rent		36,545		69,706		32,574		63,276
Insurance premiums		13,707		29,614		10,747		27,489
Installation fees		13,089		52,000		34,774		70,650
Advertising expenses		51,305		98,400		43,798		75,163
Research and development expenses		39,169		79,296		39,789		79,903
Card service costs		808,295		1,533,866		782,947		1,507,822
Others		264,727		542,856		173,967		388,824

Total	~~W~~	5,852,981	~~W~~	11,504,062	~~W~~	5,551,732	~~W~~	11,137,003

Details of employee benefits for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	1,038,991	~~W~~	1,997,764	~~W~~	946,118	~~W~~	1,890,535
Post-employment benefits (defined benefits)		55,869		113,858		59,696		119,568
Post-employment benefits (defined contributions)		18,624		34,416		15,922		31,222
Share-based compensation		5,256		9,884		1,280		2,584
Others		2,140		5,372		2,511		5,861

Total	~~W~~	1,120,880	~~W~~	2,161,294	~~W~~	1,025,527	~~W~~	2,049,770

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

22. Other Income and Other Expenses

Other income for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment and investment properties	~~W~~	14,622	~~W~~	24,425	~~W~~	7,424	~~W~~	14,820
Gain on disposal of intangible assets		83		83		150		1,066
Gain on disposal of right-of-use assets		426		2,254		1,393		3,221
Compensation on impairment of property and equipment		45,428		74,576		40,440		73,839
Gain on government subsidies		6,039		11,967		7,657		9,384
Gain on disposal of investments in associates		9,176		9,176		—		—
Others		15,840		31,830		18,099		31,453

Total	~~W~~	91,614	~~W~~	154,311	~~W~~	75,163	~~W~~	133,783

Other expenses for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	22,913	~~W~~	40,724	~~W~~	13,609	~~W~~	33,480
Loss on disposal of intangible assets		3,378		5,040		227		386
Loss on disposal of right-of-use assets		887		1,368		365		10,009
Loss on disposal of investments in associates		—		295		—		—
Donations		4,959		9,904		630		3,520
Other allowance for bad debts		3,189		8,250		6,713		12,776
Others		28,877		49,778		40,737		56,145

Total	~~W~~	64,203	~~W~~	115,359	~~W~~	62,281	~~W~~	116,316

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

23. Financial Income and Costs

Details of financial income for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Interest income	~~W~~	64,572	~~W~~	132,464	~~W~~	65,264	~~W~~	133,078
Gain on foreign currency transactions		7,855		11,933		1,989		5,374
Gain on foreign currency translation		38,988		55,383		1,423		18,847
Gain on settlement of derivatives		—		—		246		605
Gain on valuation of derivatives		229,518		300,752		(6,506)		84,724
Others		12,586		13,508		7,948		14,155

Total	~~W~~	353,519	~~W~~	514,040	~~W~~	70,364	~~W~~	256,783

Details of financial costs for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	66,237	~~W~~	126,736	~~W~~	59,670	~~W~~	124,518
Loss on foreign currency transactions		5,071		7,514		2,446		4,468
Loss on foreign currency translation		197,834		264,502		(5,954)		85,194
Loss on settlement of derivatives		—		3		23		35
Loss on valuation of derivatives		13,887		25,147		2,320		14,814
Loss on disposal of trade receivables		13,584		19,281		5,935		7,377
Others		24,906		31,180		60		765

Total	~~W~~	321,519	~~W~~	474,363	~~W~~	64,500	~~W~~	237,171

24. Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at June 30, 2022, the estimated average annual income tax rate used for the year ending December 31, 2022 is 28.81%. The Group recognized an additional ~~W~~22,584 million in income tax expense due to the difference in tax rates related to the investment in kind in kt cloud Co., Ltd. during the six-month period ended June 30, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

25. Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three and six-month periods ended June 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	313,009	~~W~~	722,725	~~W~~	338,817	~~W~~	641,441
Weighted average number of ordinary shares outstanding (in number of shares)		235,918,651		235,863,704		234,276,810		235,874,816
Basic earnings per share (in Korean won)	~~W~~	1,327	~~W~~	3,064	~~W~~	1,446	~~W~~	2,719

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based compensation.

Diluted earnings per share from operations for the three and six-month periods ended June 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	313,009	~~W~~	722,725	~~W~~	338,817	~~W~~	641,441
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(425)		(1,375)		—		—
Diluted profit attributable to ordinary shares (in millions of Korean won)		312,584		721,350		338,817		641,441
Number of dilutive potential ordinary shares outstanding (in number of shares)		42,213		85,328		195,616		213,301
Weighted average number of ordinary shares outstanding (in number of shares)		235,960,864		235,949,032		234,472,426		236,088,117
Diluted earnings per share (in Korean won)		1,325		3,057		1,445		2,717

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

26.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the period	~~W~~	818,755	~~W~~	697,263
2. Adjustments for:
Income tax expense		363,132		293,602
Interest income [1]		(156,441)		(145,625)
Interest expense [1]		135,670		126,305
Dividend income [2]		(2,717)		(2,853)
Depreciation		1,333,142		1,318,241
Amortization of intangible assets		319,080		301,117
Depreciation of right-of-use assets		197,959		199,160
Provisions for post-employment benefits (defined benefits)		121,287		126,792
Allowance for bad debts		51,914		51,366
Share of net profit or loss of associates and joint ventures		(17,468)		(33,750)
Loss (Gain) on disposal of associates and joint ventures		(8,881)		7,605
Loss (Gain) on disposal of property, equipment and investment properties [3]		(58,290)		18,660
Impairment loss on property, equipment and investment properties		1,066		883
Loss (Gain) on disposal of right-of-use assets		(886)		6,788
Loss (Gain) on disposal of intangible assets		4,957		(680)
Impairment loss on intangible assets		3,046		1,775
Loss on foreign currency translation		209,119		66,347
Gain on valuation of derivatives		(275,121)		(70,480)
Loss on disposal of financial assets at amortized cost		2		1
Gain on disposal of financial assets at fair value through profit or loss		(1,490)		(11,337)
Loss on valuation of financial assets at fair value through profit or loss [4]		21,009		10,471
Others		31,813		76,538
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(830,013)		207,034
Increase in other receivables		(672,126)		(335,941)
Increase in other current assets		(372,350)		(298,359)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Increase in other non-current assets		(58,887)		(48,979)
Decrease in inventories		44,085		105,271
Decrease in trade payables		(204,410)		(156,662)
Increase in other payables		1,335,158		388,519
Decrease in other current liabilities		(41,260)		(3,789)
Decrease in other non-current liabilities		(17,510)		(1,349)
Decrease in provisions		(10,065)		(2,171)
Increase (decrease) in deferred revenue		(1,460)		2,532
Decrease in plan assets		160,708		92,642
Payment of post-employment benefits (defined benefits)		(214,637)		(128,931)

4. Cash generated from operations (1+2+3)	~~W~~	2,207,890	~~W~~	2,858,006

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~ 23,977 million (six-month period ended June 30, 2021: ~~W~~ 12,547 million) and interest expense of ~~W~~ 8,934 million (six-month period ended June 30, 2021: ~~W~~1,787 million) that are recognized as operating revenue and expense, respectively, for the six-month period ended June 30, 2022.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 1,323 million (six-month period ended June 30, 2021: ~~W~~ 866 million) that is recognized as operating revenue for the six-month periods ended June 30, 2022.

[3]

KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of ~~W~~ 74,589 that is recognized as operating revenue for the six-month period ended June 30, 2022.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 1,212 million (six-month period ended June 30, 2021: ~~W~~ 10,402 million) that is recognized as operating expense for the six-month period ended June 30, 2022.

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of current portion of borrowings	~~W~~	883,468	~~W~~	220,049
Reclassification of construction-in-progress to property and equipment		1,198,889		1,122,649
Reclassification of non-trade payables from property and equipment		(107,809)		(523,474)
Reclassification of non-trade payables from intangible assets		(318,351)		203,375
Reclassification of non-trade payables from defined benefit liabilities		(135,201)		(69,036)
Reclassification of non-trade payables from plan assets		121,219		65,174

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

27.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	Six months ended June 30, 2022
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	8,437,703	~~W~~	1,412,477	~~W~~	—	~~W~~	219,645	~~W~~	449	~~W~~	4,255	~~W~~	10,074,529
Lease liabilities		1,159,369		(189,389)		193,535		—		114		30,862		1,194,491
Derivative liabilities		75,176		—		—		25,137		(504)		(57,126)		42,683
Derivative assets		(99,453)		—		—		(226,014)		25,927		713		(298,827)

Total	~~W~~	9,572,795	~~W~~	1,223,088	~~W~~	193,535	~~W~~	18,768	~~W~~	25,986	~~W~~	(21,296)	~~W~~	11,012,876

(in millions of Korean won)	Six months ended June 30, 2021
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,316,298	~~W~~	369,618	~~W~~	21,700	~~W~~	67,055	~~W~~	—	~~W~~	(18,977)	~~W~~	7,755,694
Lease liabilities		1,143,640		(206,916)		204,376		—		22		(14,618)		1,126,504
Derivative liabilities		130,573		(1,028)		—		29,932		(13,454)		(77,928)		68,095
Derivative assets		(7,606)		—		—		29,298		(1,475)		(43,303)		(23,086)

Total	~~W~~	8,582,905	~~W~~	161,674	~~W~~	226,076	~~W~~	126,285	~~W~~	(14,907)	~~W~~	(154,826)	~~W~~	8,927,207

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business

Details of operating revenues and profit by each segment for the three and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,517,852	~~W~~	9,126,241	~~W~~	303,481	~~W~~	733,374	~~W~~	767,401	~~W~~	1,554,655
Finance		992,184		1,897,058		28,039		63,555		12,693		25,190
Satellite TV		254,209		495,018		23,263		49,009		29,720		59,098
Others		1,878,327		3,509,843		110,092		244,806		146,907		239,002

		7,642,572		15,028,160		464,875		1,090,744		956,721		1,877,945
Elimination		(1,330,420)		(2,438,308)		(5,704)		(4,954)		(28,683)		(58,231)

Consolidated amount	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	459,171	~~W~~	1,085,790	~~W~~	928,038	~~W~~	1,819,714

(in millions of Korean won)	2021
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,478,801	~~W~~	9,053,254	~~W~~	351,189	~~W~~	717,164	~~W~~	808,195	~~W~~	1,615,869
Finance		960,707		1,880,731		42,966		75,523		13,955		27,974
Satellite TV		175,050		341,996		23,161		44,830		20,631		40,965
Others		1,455,248		2,783,982		58,427		89,590		83,273		167,728

		7,069,806		14,059,963		475,743		927,107		926,054		1,852,536
Elimination		(1,042,194)		(2,002,925)		137		(7,072)		(28,780)		(54,110)

Consolidated amount	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	475,880	~~W~~	920,035	~~W~~	897,274	~~W~~	1,798,426

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Operating revenues for the three and six-month periods ended June 30, 2022 and 2021, and non-current assets as at June 30, 2022 and December 31, 2021, by geographical region, are as follows:

(in millions of Korean won)	2022
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2021
Domestic	~~W~~	6,272,679	~~W~~	12,513,236	~~W~~	20,665,307
Overseas		39,473		76,616		277,755

Total	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	20,943,062

(in millions of Korean won)	2021
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2021
Domestic	~~W~~	6,009,502	~~W~~	12,019,074	~~W~~	20,627,543
Overseas		18,110		37,964		253,638

Total	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	20,881,181

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

29.	Related Party Transactions

The list of related parties of the Group as at June 30, 2022, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment, Digital Pharm Co., Ltd., TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Pacific No. 68 General Private Real Estate Investment Company, Kiamco Data Center Blind Fund

Others [1]	Goody Studio Co., Ltd.

[1]

Although it is evaluated by applying Korea IFRS 1109, the entity is included in the scope of related parties under Korean IFRS 1024 as it has significant influence on determining the operating and financial policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)		June 30, 2022
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	756	~~W~~	58,831	~~W~~	—	~~W~~	298	~~W~~	—
	Little Big Pictures		2,441		5,548		55		7		—
	K-Realty 11th Real Estate Investment Trust Company		37		1,283		—		—		7,862
Others			1,712		3		1,552		1,089		—

	Total	~~W~~	4,946	~~W~~	65,665	~~W~~	1,607	~~W~~	1,394	~~W~~	7,862

(in millions of Korean won)		December 31, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	821	~~W~~	51,422	~~W~~	—	~~W~~	513	~~W~~	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,614		—		—		—		—
Others			565		1,853		343		4,829		—

	Total	~~W~~	6,000	~~W~~	53,275	~~W~~	343	~~W~~	5,342	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Significant transactions with related parties for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)		2022
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	16,307	~~W~~	—	~~W~~	5,260	~~W~~	—
	Hyundai Robotics Co., Ltd.		46		—		606		2,120
	Others		3,135		1,413		9,949		1,547

Total		~~W~~	19,488	~~W~~	1,413	~~W~~	15,815	~~W~~	3,667

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	694	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc		11,468		—		6,770		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,500		—		—		—
	Others[2]		991		73		8,505		236
Others	KHS Corporation[3]		14		—		1,744		—

	Total	~~W~~	17,667	~~W~~	73	~~W~~	17,019	~~W~~	236

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.
[3]	Transactions before reclassification as subsidiary of the Group.

(in millions of Korean won)		2022						2021
		Finance income		Finance costs		Dividend income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1 [1]	~~W~~	—	~~W~~	—	~~W~~	45,549	~~W~~	—	~~W~~	143	~~W~~	28,208
	K Bank, Inc		418		—		—		60		—		—
	Others [2]		—		110		9,158		—		—		7,890

	Total	~~W~~	418	~~W~~	110	~~W~~	54,707	~~W~~	60	~~W~~	143	~~W~~	36,098

[1]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[2]	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Key management compensation for the six-month periods ended June 30, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	999	~~W~~	1,082
Post-employment benefits		163		209
Stock-based compensation		644		338

Total	~~W~~	1,806	~~W~~	1,629

Fund transactions with related parties for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	—	~~W~~	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000
Others		330		40,288

Total	~~W~~	330	~~W~~	224,948

[1]	Amounts include lease transactions.

(in millions of Korean won)	2021
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	9,577	~~W~~	—
KT-IBKC Future Investment fund 1		—		(4,500)
Trustay Co., Ltd.		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		8,400
Others		—		4,381

Total	~~W~~	9,577	~~W~~	11,281

[1]	Amounts include lease transactions.

The Group has an obligation to invest in KB Three Telecommunications Companies ESG Fund and others. As at June 30, 2022, the Group is planning to make an additional investment of ~~W~~ 17,800 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

30.	Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2022 and December 31, 2021, are as follows:

	June 30, 2022			December 31, 2021
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,821,724	[1]	~~W~~	3,019,592	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		6,355,724	[1]		5,610,377	[1]
Financial assets at fair value through other comprehensive income		129,405	129,405		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		897,396	[1]		608,389	[1]
Financial assets at fair value through profit or loss		1,163,350	1,163,350		952,319	952,319
Financial assets at fair value through other comprehensive income		629,846	629,846		347,877	347,877
Derivative financial assets for hedging		298,827	298,827		99,453	99,453

Total	~~W~~	12,296,272		~~W~~	11,129,720

Financial liabilities
Trade and other payables		7,615,711	[1]	~~W~~	7,980,203	[1]
Borrowings		10,074,529	9,698,684		8,437,703	8,578,827
Other financial liabilities
Financial liabilities at amortized cost		280,518	[1]		263,500	[1]
Financial liabilities at fair value through profit or loss		98,606	98,606		216,040	216,040
Derivative financial liabilities for hedging		42,683	42,683		18,126	18,126

Total	~~W~~	18,112,047		~~W~~	16,915,572

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,405	~~W~~	—	~~W~~	129,405
Other financial assets
Financial assets at fair value through profit or loss		11,023		553,355		598,972		1,163,350
Financial assets at fair value through other comprehensive income		375,425		5,812		248,609		629,846
Derivative financial assets for hedging		—		247,239		51,588		298,827

Total	~~W~~	386,448	~~W~~	935,811	~~W~~	899,169	~~W~~	2,221,428

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Liabilities
Borrowings	~~W~~	—	~~W~~	9,698,684	~~W~~	—	~~W~~	9,698,684
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		98,606		98,606
Derivative financial liabilities for hedging		—		42,683		—		42,683

Total	~~W~~	—	~~W~~	9,741,367	~~W~~	98,606	~~W~~	9,839,973

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		350,949		577,085		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging		—		67,888		31,565		99,453

Total	~~W~~	41,613	~~W~~	917,726	~~W~~	932,023	~~W~~	1,891,362

Liabilities
Borrowings	~~W~~	—	~~W~~	8,578,827	~~W~~	—	~~W~~	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging		—		18,126		—		18,126

Total	~~W~~	—	~~W~~	8,597,661	~~W~~	215,332	~~W~~	8,812,993

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

	June 30, 2022
	Financial assets						Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Acquisitions		126,058		9,409		—		—
Reclassifications		(1,589)		3,239		—		(54,922)
Changes in consolidation scope		—		—		—		—
Disposals		(118,046)		(89,245)		—		—
Amount recognized in profit or loss		15,464		38		42,851		(61,804)
Amount recognized in other comprehensive income		—		1,795		(22,828)		—

Ending balance	~~W~~	598,972	~~W~~	248,609	~~W~~	51,588	~~W~~	98,606

	June 30, 2021
	Financial assets						Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Acquisitions		155,331		22,425		—		—
Reclassifications		(23,454)		14,299		—		—
Changes in consolidation scope		(15)		—		—		—
Disposals		(145,221)		—		—		—
Amount recognized in profit or loss		2,033		31		20,925		—
Amount recognized in other comprehensive income		—		(243)		(5,372)		—

Ending balance	~~W~~	421,183	~~W~~	87,301	~~W~~	11,359	~~W~~	2,637

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2022 and December 31, 2021, are as follows:

	June 30, 2022
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,405	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,152,327	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		254,421	2,3	DCF Model Comparable company analysis
Derivative financial assets for hedging		298,827	2,3	DCF Model, Hull-White Model
Liabilities
Borrowings	~~W~~	9,698,684	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		98,606	3	DCF Model, Binomial option pricing model
Derivative financial liabilities for hedging		42,683	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

	December 31, 2021
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Comparable company analysis
Derivative financial assets for hedging		99,453	2,3	DCF Model, Hull-White Model
Liabilities
Borrowings	~~W~~	8,578,827	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial option pricing model
Derivative financial liabilities for hedging		18,126	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

In relation to this, details and changes of total deferred differences for the six-month periods ended June 30, 2022 and 2021, are as follows:

	2022		2021
(in millions of Korean won)	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	831	~~W~~	2,257
New transactions		—		—
Recognized at fair value through profit or loss		(713)		(713)

Ending balance	~~W~~	118	~~W~~	1,544

31.	Events After the Reporting Period

The Group has issued the following bonds after June 30, 2022.

(in thousands of USD)	Issue date	Face value	Interest rate	Redemption date
2022 Global	2022-08-08	USD 500,000	4.000%	2025-08-08

In accordance with the resolution of the Board of Directors on July 14, 2022, kt seezn Co., Ltd., a consolidated subsidiary, decided to merge with Tving Co., Ltd. The date of the merger is December 1, 2022.

KT Corporation

Separate Interim Financial Statements

June 30, 2022 and 2021

KT Corporation

Index

June 30, 2022 and 2021

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at June 30, 2022, the separate interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, the separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2021, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2022. The separate statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 16, 2022

Seoul, Korea

This report is effective as of August 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	June 30, 2022 (Unaudited)		December 31, 2021
Assets

Current assets
Cash and cash equivalents	4,28	~~W~~	1,592,405	~~W~~	1,708,714
Trade and other receivables, net	4,5,28		3,135,927		3,092,397
Other financial assets	4,6,28		283,612		104,062
Inventories, net	7		238,694		289,345
Other current assets	8		2,102,069		1,972,529

Total current assets			7,352,707		7,167,047

Non-current assets
Trade and other receivables, net	4,5,28		595,221		750,820
Other financial assets	4,6,28		1,172,833		591,201
Property and equipment, net	9		11,405,043		12,021,117
Right-of-use assets	16		1,034,929		1,078,129
Investment properties, net	9		1,001,359		997,344
Intangible assets, net	9		2,035,576		2,236,564
Investments in subsidiaries, associates and joint ventures	10		4,848,904		3,816,915
Other non-current assets	8		722,941		703,232

Total non-current assets			22,816,806		22,195,322

Total assets		~~W~~	30,169,513	~~W~~	29,362,369

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

3

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	June 30, 2022 (Unaudited)		December 31, 2021
Liabilities

Current liabilities
Trade and other payables	4,11,28	~~W~~	4,358,726	~~W~~	4,523,621
Borrowings	4,12,28		1,990,387		1,338,207
Other financial liabilities	4,6,28		42,257		17,807
Current tax liabilities			245,095		104,481
Provisions	13		141,860		155,660
Deferred income	19		44,171		48,977
Other current liabilities	8		757,936		779,967

Total current liabilities			7,580,432		6,968,720

Non-current liabilities
Trade and other payables	4,11,28		981,712		1,259,709
Borrowings	4,12,28		6,048,349		5,611,447
Other financial liabilities	4,6,28		5,755		5,572
Net defined benefit liabilities	14		158,464		116,456
Provisions	13		79,450		77,284
Deferred income	19		164,773		187,309
Deferred tax liabilities			649,364		487,107
Other non-current liabilities	8		737,611		783,871

Total non-current liabilities			8,825,478		8,528,755

Total liabilities			16,405,910		15,497,475

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,882,222		11,931,481
Accumulated other comprehensive income			59,795		125,610
Other components of equity	18		(1,183,171)		(1,196,954)

Total equity			13,763,603		13,864,894

Total liabilities and equity		~~W~~	30,169,513	~~W~~	29,362,369

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2022 and 2021

		Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	19	~~W~~	4,517,852	~~W~~	9,126,241	~~W~~	4,478,801	~~W~~	9,053,254
Operating expenses	20		4,214,371		8,392,867		4,127,611		8,336,090

Operating profit			303,481		733,374		351,190		717,164
Other income	21		83,128		218,502		82,998		198,653
Other expenses	21		55,462		96,831		41,359		85,828
Finance income	22		275,958		409,299		65,602		239,246
Finance costs	22		280,584		408,772		56,997		215,558

Profit before income tax expense			326,521		855,572		401,434		853,677
Income tax expense	23		302,085		440,167		104,615		222,469

Profit for the period		~~W~~	24,436	~~W~~	415,405	~~W~~	296,819	~~W~~	631,208

Earnings per share
Basic earnings per share	24	~~W~~	104	~~W~~	1,761	~~W~~	1,267	~~W~~	2,676
Diluted earnings per share	24		104		1,761		1,266		2,674

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2022 and 2021

		Periods Ended June 30
(in millions of Korean won)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	24,436	~~W~~	415,405	~~W~~	296,819	~~W~~	631,208

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		(1,986)		(2,694)		(796)		(473)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			(34,457)		(39,039)		359		520
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedge	6		94,703		121,686		9,423		49,621
Other comprehensive income from cash flow hedges reclassified to profit or loss			(116,154)		(148,462)		6,306		(44,607)

Other comprehensive income (loss) for the period, net of tax			(57,894)		(68,509)		15,292		5,061

Total comprehensive income (loss) for the period		~~W~~	(33,458)	~~W~~	346,896	~~W~~	312,111	~~W~~	636,269

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2022 and 2021

(in millions of Korean won)								Accumulated		Other
		Share		Share		Retained		other comprehensive		components		Total
	Notes	capital		premium		earnings		income		of equity		equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557
Comprehensive income
Profit for the period			—		—		631,208		—		—		631,208
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		520		—		520
Remeasurements of net defined benefit liabilities	14		—		—		(473)		—		—		(473)
Valuation gain on cash flow hedge	6		—		—		—		5,014		—		5,014

Total comprehensive income for the period			—		—		630,735		5,534		—		636,269

Transactions with owners
Dividends paid			—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)
Others			—		—		—		—		2,559		2,559

Subtotal			—		—		(346,985)		—		(167,048)		(514,033)

Balance as at June 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,517,464	~~W~~	48,440	~~W~~	(1,244,868)	~~W~~	13,325,793

Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894
Comprehensive income
Profit for the period			—		—		415,405		—		—		415,405
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(39,039)		—		(39,039)
Remeasurements of net defined benefit liabilities	14		—		—		(2,694)		—		—		(2,694)
Valuation loss on cash flow hedge	6		—		—		—		(26,776)		—		(26,776)

Total comprehensive income for the period			—		—		412,711		(65,815)		—		346,896

Transactions with owners
Dividends paid			—		—		(450,393)		—		—		(450,393)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—
Disposal of treasury stock			—		—		—		—		4,429		4,429
Others			—		—		—		—		(2,223)		(2,223)

Subtotal			—		—		(461,970)		—		13,783		(448,187)

Balance as at June 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,882,222	~~W~~	59,795	~~W~~	(1,183,171)	~~W~~	13,763,603

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2022 and 2021

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,388,089	~~W~~	2,843,203
Interest paid			(94,662)		(120,408)
Interest received			104,821		112,020
Dividends received			89,933		64,695
Income tax paid			(94,194)		(79,354)

Net cash inflow from operating activities			2,393,987		2,820,156

Cash flows from investing activities
Collection of loans			23,536		26,918
Disposal of current financial assets at amortized cost			—		189,954
Disposal of financial assets at fair value through profit or loss			632		13,797
Disposal of investments in subsidiaries, associates and joint ventures			36,028		49,436
Disposal of property and equipment			29,450		19,299
Disposal of intangible assets			105		1,680
Disposal of right-of-use assets			30		577
Loans granted			(107,333)		(15,884)
Acquisition of current financial assets at amortized cost			(537,530)		—
Acquisition of financial assets at fair value through profit or loss			(65,551)		(49,463)
Acquisition of financial assets at fair value through other comprehensive income			(4,646)		(22,680)
Acquisition of investments in subsidiaries, associates and joint ventures			(315,301)		(44,614)
Acquisition of property and equipment			(1,466,383)		(1,473,829)
Acquisition of intangible assets			(345,819)		(492,124)
Acquisition of right-of-use assets			(1,699)		(2,402)
Net cash outflow from investing activities			(2,754,481)		(1,799,335)
Cash flows from financing activities
Proceeds from borrowings			1,097,540		697,797
Dividends paid			(450,394)		(326,487)
Repayments of borrowings			(220,247)		(620,247)
Acquisition of treasury stock			—		(190,105)
Decrease in lease liabilities			(182,763)		(197,002)

Net cash inflow (outflow) from financing activities	26		244,136		(636,044)

Effect of exchange rate change on cash and cash equivalents			49		668

Net increase (decrease) in cash and cash equivalents			(116,309)		385,445
Cash and cash equivalents
Beginning of the period			1,708,714		1,541,210

End of the period		~~W~~	1,592,405	~~W~~	1,926,655

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2022, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the six-month period ended June 30, 2022, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2022.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Leases – Concession on COVID-19 – Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment does not have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment does not have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment does not have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment does not have a significant impact on the separate financial statements.

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

(2)	New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published are not mandatory for June 30, 2022 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the separate financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the separate financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and the one described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2)	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative effect, such as slowdown in productivity, decrease in sales, or delay in collection of receivables, and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2022.

Significant accounting estimates and assumptions applied in the preparation of the separate interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,592,405	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,592,405
Trade and other receivables		3,601,743		—		129,405		—		3,731,148
Other financial assets		209,985		380,237		578,270		287,953		1,456,445

(in millions of Korean won)	June 30, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,340,438	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,340,438
Borrowings		8,038,736		—		—		—		8,038,736
Other financial liabilities		—		5,329		42,683		—		48,012
Lease liabilities		—		—		—		915,348		915,348

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,708,714	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,708,714
Trade and other receivables		3,351,504		—		491,713		—		3,843,217
Other financial assets		72,501		299,410		226,331		97,021		695,263

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,783,330	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,783,330
Borrowings		6,949,654		—		—		—		6,949,654
Other financial liabilities		—		5,329		18,050		—		23,379
Lease liabilities		—		—		—		966,700		966,700

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,948,594	~~W~~	(287,804)	~~W~~	(7,265)	~~W~~	2,653,525
Other receivables		526,058		(41,094)		(2,562)		482,402

Total	~~W~~	3,474,652	~~W~~	(328,898)	~~W~~	(9,827)	~~W~~	3,135,927

Non-current assets
Trade receivables	~~W~~	413,275	~~W~~	(1,930)	~~W~~	(12,435)	~~W~~	398,910
Other receivables		206,719		—		(10,408)		196,311

Total	~~W~~	619,994	~~W~~	(1,930)	~~W~~	(22,843)	~~W~~	595,221

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,899,669	~~W~~	(280,059)	~~W~~	(7,615)	~~W~~	2,611,995
Other receivables		528,562		(44,374)		(3,786)		480,402

Total	~~W~~	3,428,231	~~W~~	(324,433)	~~W~~	(11,401)	~~W~~	3,092,397

Non-current assets
Trade receivables	~~W~~	579,253	~~W~~	(2,602)	~~W~~	(16,973)	~~W~~	559,678
Other receivables		201,193		—		(10,051)		191,142

Total	~~W~~	780,446	~~W~~	(2,602)	~~W~~	(27,024)	~~W~~	750,820

Details of other receivables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Loans	~~W~~	139,299	~~W~~	55,184
Receivables		253,677		338,951
Accrued income		3,254		874
Refundable deposits		322,754		319,357
Others		823		1,552
Less: Provision for impairment		(41,094)		(44,374)

Total	~~W~~	678,713	~~W~~	671,544

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2022.

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1]	~~W~~	209,985	~~W~~	72,501
Financial assets at fair value through profit or loss [2]		380,237		299,410
Financial assets at fair value through other comprehensive income		578,270		226,331
Derivatives used for hedging		287,953		97,021
Less: Non-current		(1,172,833)		(591,201)

Current	~~W~~	283,612	~~W~~	104,062

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,329	~~W~~	5,329
Derivatives used for hedging		42,683		18,050
Less: Non-current		(5,755)		(5,572)

Current	~~W~~	42,257	~~W~~	17,807

[1]

As at June 30, 2022, the Company’s financial instruments amounting to ~~W~~ 22,501 million (December 31, 2021: ~~W~~ 22,501 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at June 30, 2022, an investment of ~~W~~ 1,136 million is provided as collateral in return for receiving payment guarantees from the Korea Software Financial Cooperative and others.

Details of financial assets at fair value through profit or loss as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	146	~~W~~	147
Debt instruments		378,199		297,371
Derivative liabilities held for trading [1]		1,892		1,892
Less: Non-current		(380,237)		(299,410)

Current	~~W~~	—	~~W~~	—

[1]	Call Option recognized relating to the acquisition of Epsilon Global Communications Pte. Ltd. during the year ended December 31, 2021.

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2022.

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Details of financial assets at fair value through other comprehensive income as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	382,803	~~W~~	35,510
Equity instruments (Unlisted)		195,467		190,821
Less: Non-current		(578,270)		(226,331)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, the remaining balance of accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	287,953	~~W~~	42,683	~~W~~	97,021	~~W~~	18,050
Less: Non-current		(214,321)		(426)		(65,456)		(243)

Current	~~W~~	73,632	~~W~~	42,257	~~W~~	31,565	~~W~~	17,807

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risks arising from fluctuations of interest rates and exchange rates, and the maximum expected period exposed to cash flow fluctuation risks due to the forecast transactions subject to hedge is September 7, 2034.

2.

The amounts of derivatives subject to interest rate benchmark reform (phase 2 amendments) is ~~W~~ 102,037 million, and the Company is considering the impact of substituting interest rate from an alternative indicator.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	227,650	~~W~~	25,137	~~W~~	164,662	~~W~~	81,040	~~W~~	14,703	~~W~~	67,110

[1]	The amounts before adjustments of deferred income tax directly reflected in equity.

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 2,349 million for the six-month period ended June 30, 2022 (six-month period ended June 30, 2021: valuation gain of ~~W~~ 6,655 million).

Details of financial liabilities at fair value through profit or loss as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading[1]	~~W~~	5,329	~~W~~	5,329

[1]	Derivative liabilities recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. during the prior period (Note 15).

7.	Inventories

Inventories as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)
	June 30, 2022						December 31, 2021
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	306,799	~~W~~	(68,105)	~~W~~	238,694	~~W~~	402,637	~~W~~	(113,292)	~~W~~	289,345

For the six-month period ended June 30, 2022, cost of inventories recognized as expenses amounts to ~~W~~ 1,266,654 million (six-month period ended June 30, 2021: ~~W~~ 1,390,574 million) and valuation gain on inventory amounts to ~~W~~ 45,187 million (six-month period ended June 30, 2021: valuation gain of ~~W~~ 30,011 million).

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	57,690	~~W~~	64,357
Prepaid expenses		152,011		62,782
Contract costs		1,893,171		1,867,633
Contract assets		722,138		680,989
Less: Non-current		(722,941)		(703,232)

Current	~~W~~	2,102,069	~~W~~	1,972,529

Other liabilities
Advances received [1]	~~W~~	242,293	~~W~~	226,590
Withholdings		18,921		20,946
Unearned revenue		18,604		15,308
Lease liabilities		915,348		966,700
Contract liabilities		300,381		334,294
Less: Non-current		(737,611)		(783,871)

Current	~~W~~	757,936	~~W~~	779,967

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19)

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	12,021,117	~~W~~	11,999,717
Acquisition and capital expenditure		1,373,757		956,757
Disposal and termination		(44,114)		(37,453)
Depreciation		(1,148,140)		(1,171,500)
Transfer		(24,991)		(184,286)
Investment in kind		(748,548)		—
Others		(24,038)		(51,546)

Ending, net	~~W~~	11,405,043	~~W~~	11,511,689

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in investment properties for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	997,344	~~W~~	735,563
Depreciation		(20,968)		(17,979)
Transfer		24,983		184,286

Ending, net	~~W~~	1,001,359	~~W~~	901,870

As at June 30, 2022, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 106,771 million for one year or less, ~~W~~ 162,211 million more than one year and less than five years, ~~W~~ 310,599 million over five years, and ~~W~~ 579,581 million in total.

Details of investment properties provided as collateral as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	173,675	~~W~~	42,121	Deposits received	~~W~~	35,279

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	173,493	~~W~~	45,942	Deposits received	~~W~~	38,695

Changes in intangible assets for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	2,236,564	~~W~~	1,583,456
Acquisition and capital expenditure		41,715		702,771
Disposal and termination		(4,371)		(1,119)
Amortization		(230,656)		(252,385)
Investment in kind		(7,664)		—
Others		(12)		(162)

Ending, net	~~W~~	2,035,576	~~W~~	2,032,561

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~ 65,057 million as at June 30, 2022 (December 31, 2021: ~~W~~ 65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 72,599 million as at June 30, 2022 (December 31, 2021: ~~W~~ 72,652 million).

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at June 30, 2022 and December 31, 2021, is as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Subsidiaries	~~W~~	4,488,188	~~W~~	3,576,438
Associates and joint ventures		360,716		240,477

Total	~~W~~	4,848,904	~~W~~	3,816,915

Investments in subsidiaries as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2022		December 31, 2021
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.9%		6,427		6,427
KTIS Corporation [1]	Korea	31.4%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		2,381		2,381
KT Sports	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		16,720		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	100.0%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,942		22,008
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2022		December 31, 2021
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	100.0%		901,504		—
Others				84,166		71,574

			~~W~~	4,488,188	~~W~~	3,576,438

[1]

As at June 30, 2022, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

As at June 30, 2022, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	As at June 30, 2022, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at June 30, 2022 and December 31, 2021, are as follows:

	Location	Percentage of ownership (%)	Carrying amount
(in millions of Korean won)			June 30, 2022		December 31, 2021
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		4,680		7,150
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	10.7%		130,001		—
Others				60,399		67,691

			~~W~~	360,716	~~W~~	240,477

[1]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	3,816,915	~~W~~	3,505,017
Acquisition		315,301		44,614
Disposal		(34,816)		(49,820)
Reversal of impairment loss		—		7,028
Other [1]		751,504		3,687

Ending	~~W~~	4,848,904	~~W~~	3,510,526

[1]	Other includes transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended June 30, 2022.

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

11.	Trade and Other Payables

Details of trade and other payables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	735,379	~~W~~	883,159
Other payables		3,623,347		3,640,462

Total	~~W~~	4,358,726	~~W~~	4,523,621

Non-current liabilities
Other payables	~~W~~	981,712		1,259,709

Total	~~W~~	981,712	~~W~~	1,259,709

Details of other payables as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Non-trade payables	~~W~~	2,971,779	~~W~~	3,544,153
Accrued expenses		1,094,064		738,969
Operating deposits		427,257		466,808
Others		111,959		150,241
Less: Non-current		(981,712)		(1,259,709)

Current	~~W~~	3,623,347	~~W~~	3,640,462

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

12.	Borrowings

Details of borrowings as at June 30, 2022 and December 31, 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2022			December 31, 2021
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	129,290	USD 100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		517,160	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		517,160	USD 400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		129,290	USD 100,000		118,550
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		280,149	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,786	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		517,160	USD 400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		452,515	USD 350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		263,543	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		387,870	USD 300,000		355,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	—	—		—	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			June 30, 2022			December 31, 2021
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		—
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		—

Subtotal					7,657,923			6,868,455
Less: Current portion					(1,889,894)			(1,337,714)
Discount on bonds					(21,408)			(21,268)

Total				~~W~~	5,746,621		~~W~~	5,509,473

[1]

As at June 30, 2022, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]

LIBOR (3M) and SOR (6M) is approximately 2.285% and 2.409%, respectively as at June 30, 2022. Debentures have not been converted using interest rate from an alternative indicator, and the Company is considering the impact of substituting interest rate from an alternative indicator.

Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2022		December 31, 2021
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.000%	~~W~~	2,221	~~W~~	2,467
CA-CIB	Long-term commercial papers	May 15, 2023	1.260%		100,000		100,000
		May 28, 2024	3.380%		100,000		—
JPM	Long-term commercial papers	Feb 28, 2025	2.700%		100,000		—
DBS	Long-term commercial papers	Jun 28, 2024	4.109%		100,000		—

Subtotal					402,221		102,467
Less: Current portion					(100,493)		(493)

Total				~~W~~	301,728	~~W~~	101,974

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Repayment schedule of the Company’s debentures and borrowings as at June 30, 2022, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Jul.1, 2022 ~ Jun. 30, 2023	~~W~~	830,000	~~W~~	1,060,853	~~W~~	1,890,853	~~W~~	100,493	~~W~~	1,991,346
Jul.1, 2023 ~ Jun. 30, 2024		500,000		129,290		629,290		200,493		829,783
Jul.1, 2024 ~ Jun. 30, 2025		1,130,000		456,300		1,586,300		100,493		1,686,793
Jul.1, 2025 ~ Jun. 30, 2026		320,000		517,160		837,160		493		837,653
After Jul.1, 2026		1,680,000		1,034,320		2,714,320		249		2,714,569

	~~W~~	4,460,000	~~W~~	3,197,923	~~W~~	7,657,923	~~W~~	402,221	~~W~~	8,060,144

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944
Increase (transfer)		—		4,952		220		5,172
Usage		—		(841)		(2,316)		(3,157)
Reversal		—		(2,616)		(11,033)		(13,649)

Ending balance	~~W~~	77,119	~~W~~	101,043	~~W~~	43,148	~~W~~	221,310

Current	~~W~~	77,119	~~W~~	23,685	~~W~~	41,056	~~W~~	141,860
Non-current		—		77,358		2,092		79,450

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		1,226		5,149		1,343		7,718
Usage		(138)		(516)		(377)		(1,031)
Reversal		—		(390)		(5,698)		(6,088)

Ending balance	~~W~~	75,267	~~W~~	101,282	~~W~~	56,795	~~W~~	233,344

Current	~~W~~	75,267	~~W~~	21,084	~~W~~	53,686	~~W~~	150,037
Non-current		—		80,198		3,109		83,307

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2022 and December 31, 2021, are determined as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,762,942	~~W~~	1,721,241
Fair value of plan assets		(1,604,478)		(1,604,785)

Liabilities, net	~~W~~	158,464	~~W~~	116,456

Changes in the defined benefit obligations for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,721,241	~~W~~	1,809,843
Current service cost		64,387		69,165
Interest expense		20,930		16,669
Benefit paid		(22,537)		(10,135)
Other		(21,079)		—

Ending	~~W~~	1,762,942	~~W~~	1,885,542

Changes in the fair value of plan assets for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,604,785	~~W~~	1,539,553
Interest income		19,513		14,180
Remeasurements on plan assets		(3,645)		(640)
Benefit paid		89		3,827
Other		(16,264)		—

Ending	~~W~~	1,604,478	~~W~~	1,556,920

Amounts recognized in the separate statement of profit or loss for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	64,387	~~W~~	69,165
Net interest cost		1,417		2,489
Account transfers		(7,619)		(7,235)

Total expenses	~~W~~	58,185	~~W~~	64,419

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

15.	Commitments and Contingencies

As at June 30, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	360,000	—
Working capital loan	Kookmin Bank and others	KRW	1,070,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,220
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	298,004	19,611
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	2,313
Derivatives transaction limit	Korea Development Bank	KRW	80,000	6,893
	Woori Bank and others	USD	462,534	260,790

Total		KRW	1,898,944	32,769
		USD	462,534	260,790

As at June 30, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details	Currency	Limit
Hana Bank	Comprehensive credit line	KRW	4,100
		USD	8,700
Shinhan Bank	Guarantee for payment in local currency and others	KRW	1,398
		USD	8,317
Kookmin Bank	Guarantee for payment in foreign currency	USD	11,484
Woori Bank	Guarantee for payment in foreign currency	USD	15,000
Korea Development Bank	Refund guarantee for advances received	USD	7,315
Korea Software Financial Cooperative	Advance payment/other guarantee and others	KRW	1,089,857
Seoul Guarantee Insurance Company	Performance guarantee and others	KRW	13,187

Total		KRW	1,108,542
		USD	50,816

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2022, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 683 million.

For the six-month period ended June 30, 2022 and year ended December 31, 2021, the Company made agreements with Securitization Specialty Companies (2022: First 5G 61st to 63rd Securitization Specialty Co., Ltd., 2021: First 5G 55th to 60th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at June 30, 2022, the Company is a defendant in 182 lawsuits with the total claimed amount of ~~W~~ 107,959 million. As at June 30, 2022, litigation provisions of ~~W~~ 77,119 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restriction on provision of additional collateral and disposal of certain assets.

As at June 30, 2022, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at June 30, 2022, the contracted amount of property and equipment and intangible assets acquisition agreement made, but not yet recognized, amounts to ~~W~~ 752,110 million (December 31, 2021: ~~W~~ 704,698 million).

During the year ended December 31, 2021, the Company entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity purchase agreement may exercise the Tag-Along Right and Drag-Along Right for the entitled convertible preferred shares (Note 6).

The Company has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others. As at June 30, 2022, the remaining amount of ~~W~~ 5,473 million and USD 21,800 thousand will be invested using the Capital Call method in the future.

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	947,813	~~W~~	984,348
Machinery and telecommunication line facilities		41,478		51,301
Others		45,638		42,480

	~~W~~	1,034,929	~~W~~	1,078,129

Investment properties (buildings)	~~W~~	—	~~W~~	24

(in millions of Korean won)	June 30, 2022		December 31, 2021
Lease liabilities [1]
Current	~~W~~	245,133	~~W~~	268,453
Non-current		670,215		698,247

	~~W~~	915,348	~~W~~	966,700

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

During the six-month periods ended June 30, 2022 and 2021, right-of-use assets related to leases increased, amounting to ~~W~~ 152,059 million and ~~W~~ 213,555 million, respectively.

The separate statement of profit or loss for the six-month periods ended June 30, 2022 and 2021 shows the following amounts relating to leases:

(in millions of Korean won)	2022		2021
Depreciation of right-of-use assets
Property and buildings	~~W~~	152,014	~~W~~	159,319
Machinery and telecommunication line facilities		15,495		22,675
Others		11,701		11,226

	~~W~~	179,210	~~W~~	193,220

Depreciation of investment properties	~~W~~	15	~~W~~	1,447
Interest expense relating to lease liabilities		15,481		15,424
Expense relating to short-term leases		2,482		1,734
Expense relating to leases of low-value assets that are not short-term leases		5,283		8,860

The total cash outflow for leases during the six-month periods ended June 30, 2022 and 2021 is ~~W~~ 206,406 million and ~~W~~ 207,596 million, respectively.

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

17.	Retained Earnings

Details of retained earnings as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,448,611		6,497,870

Total	~~W~~	11,882,222	~~W~~	11,931,481

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed of when income tax is recalculated from tax return adjustments.

18.	Other Components of Equity

The Company’s other components of equity as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Treasury stock	~~W~~	(1,004,653)	~~W~~	(1,009,798)
Loss on disposal of treasury stock		(715)		(11,577)
Share-based compensation		1,846		4,068
Others		(179,649)		(179,647)

Total	~~W~~	(1,183,171)	~~W~~	(1,196,954)

As at June 30, 2022 and December 31, 2021, the details of treasury stock are as follows:

	June 30, 2022		December 31, 2021
Number of shares (in shares)		25,174,739		25,303,662
Amount (in millions of Korean won)	~~W~~	1,004,653	~~W~~	1,009,798

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and six-month periods ended June 30, 2022 and 2021:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	4,468,163	~~W~~	9,028,118	~~W~~	4,434,266	~~W~~	8,966,410
Revenue from other sources		49,689		98,123		44,535		86,844

Total revenue	~~W~~	4,517,852	~~W~~	9,126,241	~~W~~	4,478,801	~~W~~	9,053,254

Operating revenues for the three-month and six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,937,312	~~W~~	7,898,446	~~W~~	3,866,312	~~W~~	7,690,323
Sales of goods		580,540		1,227,795		612,489		1,362,931

Total	~~W~~	4,517,852	~~W~~	9,126,241	~~W~~	4,478,801	~~W~~	9,053,254

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Contract assets [1]	~~W~~	836,645	~~W~~	757,804
Contract liabilities [1]		313,168		370,740
Deferred revenue [2]		73,310		74,594

[1]

The Company recognized contract assets of ~~W~~ 114,507 million and contract liabilities of ~~W~~ 12,787 million for long-term construction contracts as at June 30, 2022 (2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,446 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2022		December 31, 2021
Incremental costs of obtaining a contract	~~W~~	1,745,810	~~W~~	1,727,153
Costs of contract performance		147,362		140,480

The Company recognized ~~W~~ 953,573 million of operating expenses for the six-month period ended June 30, 2022 (2021: ~~W~~ 979,502 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For the three-month and six-month periods ended June 30, 2022 and 2021, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year is as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	63,617	~~W~~	139,503	~~W~~	71,444	~~W~~	154,933
Deferred revenue of joining/installment fees		9,849		20,666		9,875		21,072

Total	~~W~~	73,466	~~W~~	160,169	~~W~~	81,319	~~W~~	176,005

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.	Operating Expenses

Operating expenses for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	605,819	~~W~~	1,155,143	~~W~~	567,097	~~W~~	1,136,083
Depreciation		563,053		1,145,715		585,770		1,171,050
Depreciation of right-of-use assets		89,302		179,210		95,688		193,220
Amortization of intangible assets		115,045		229,729		126,738		251,600
Commissions		441,532		863,155		418,539		803,203
Interconnection charges		135,366		257,217		122,390		246,729
International interconnection fees		50,850		99,794		49,180		100,491
Purchase of inventories		464,037		1,170,815		508,270		1,269,415
Changes of inventories		94,902		50,651		87,629		91,148
Sales promotion expense and sales commissions		657,387		1,270,607		641,827		1,272,837
Service costs		209,273		410,807		196,198		370,943
Purchase of contents		164,131		328,525		140,621		284,352
Utilities		71,502		154,960		80,265		161,366
Taxes and dues		52,907		109,461		64,379		120,923
Rent		29,317		53,934		27,534		52,858
Insurance premiums		11,558		25,124		12,611		25,905
Installation fees		117,527		232,880		113,070		225,712
Advertising expenses		40,685		78,302		34,973		59,311
Research and development expenses		42,129		82,248		39,210		78,711
Bad debt expenses		12,653		26,853		13,059		27,696
Others		245,396		467,737		202,563		392,537

Total	~~W~~	4,214,371	~~W~~	8,392,867	~~W~~	4,127,611	~~W~~	8,336,090

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Details of employee benefits for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	557,650	~~W~~	1,058,249	~~W~~	520,998	~~W~~	1,041,755
Post-employment benefits (defined benefits)		28,696		58,185		31,992		64,419
Post-employment benefits (defined contributions)		12,124		24,234		10,870		22,025
Share-based compensation		4,986		9,103		1,261		2,558
Others		2,363		5,372		1,976		5,326

Total	~~W~~	605,819	~~W~~	1,155,143	~~W~~	567,097	~~W~~	1,136,083

21.	Other Income and Other Expenses

Other income for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	14,511	~~W~~	24,143	~~W~~	6,497	~~W~~	13,712
Gain on disposal of right-of-use assets		307		2,108		721		1,109
Gain on disposal of intangible assets		—		—		—		808
Compensation on impairment of property and equipment		45,428		74,576		40,441		73,839
Gain on disposal of investments in subsidiaries and associates		1,090		1,278		2,243		2,243
Reversal of impairment loss on investments in subsidiaries		—		—		7,027		7,027
Dividends received		8,742		89,891		6,120		64,688
Gain on government subsidies		6,039		11,967		7,657		9,384
Others		7,011		14,539		12,292		25,843

Total	~~W~~	83,128	~~W~~	218,502	~~W~~	82,998	~~W~~	198,653

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Other expenses for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	21,854	~~W~~	38,807	~~W~~	12,608	~~W~~	31,864
Loss on disposal of right-of-use assets		956		1,431		843		9,192
Loss on disposal of intangible assets		2,606		4,266		180		247
Loss on disposal of investments in subsidiaries and associates		—		—		2,627		2,627
Donations		4,110		8,385		270		3,127
Others		25,936		43,942		24,831		38,771

Total	~~W~~	55,462	~~W~~	96,831	~~W~~	41,359	~~W~~	85,828

22.	Finance Income and Costs

Details of finance income for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Interest income	~~W~~	55,310	~~W~~	115,244	~~W~~	61,573	~~W~~	125,027
Gain on foreign currency transactions		5,703		7,736		1,618		3,813
Gain on foreign currency translation		36,584		52,115		1,314		17,958
Gain on valuation of derivatives		171,807		227,650		(6,020)		81,040
Gain on disposal of financial assets		543		543		7,048		11,326
Gain on valuation of financial assets		5,969		5,969		64		77
Others		42		42		5		5

Total	~~W~~	275,958	~~W~~	409,299	~~W~~	65,602	~~W~~	239,246

Details of finance costs for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	58,674	~~W~~	110,028	~~W~~	54,070	~~W~~	112,370
Loss on foreign currency transactions		3,815		4,941		1,625		2,773
Loss on foreign currency translation		180,432		239,238		(6,990)		78,334
Loss on valuation of derivatives		13,887		25,137		2,356		14,703
Loss on disposal of trade receivables		13,584		19,221		5,936		7,378
Loss on valuation of financial assets		10,192		10,207		—		—

Total	~~W~~	280,584	~~W~~	408,772	~~W~~	56,997	~~W~~	215,558

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2022 is 26.10%. The Company recognized an additional ~~W~~216,863 million in corporate tax expenses as an in kind investment in kt cloud Co., Ltd. during the six-month period ended June 30, 2022.

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the six-month periods ended June 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	24,436	~~W~~	415,405	~~W~~	296,819	~~W~~	631,208
Weighted average number of ordinary shares outstanding (in number of shares)		235,918,651		235,863,704		234,276,810		235,874,816
Basic earnings per share (in Korean won)	~~W~~	104	~~W~~	1,761	~~W~~	1,267	~~W~~	2,676

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Diluted earnings per share from operations for the six-month periods ended June 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	24,436	~~W~~	415,405	~~W~~	296,819	~~W~~	631,208
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	24,436	~~W~~	415,405	~~W~~	296,819	~~W~~	631,208
Number of dilutive potential ordinary shares outstanding (in number of shares)		42,213		85,328		195,616		213,301
Weighted average number of ordinary shares outstanding (in number of shares)		235,960,864		235,949,032		234,472,426		236,088,117
Diluted earnings per share (in Korean won)	~~W~~	104	~~W~~	1,761	~~W~~	1,266	~~W~~	2,674

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the period	~~W~~	415,405	~~W~~	631,208
2. Adjustments for:
Income tax expense		440,167		222,469
Interest income		(115,244)		(125,027)
Interest expense		110,028		112,370
Dividend income		(89,933)		(64,695)
Depreciation		1,169,108		1,189,479
Amortization of intangible assets		230,656		252,385
Depreciation of right-of-use assets		179,210		193,220
Provisions for post-employment benefits (defined benefits)		65,804		71,654
Allowance for bad debts		34,168		34,216
Loss (gain) on disposal of investments in subsidiaries and associates		(1,278)		384
Loss on disposal of property and equipment		14,664		18,152
Loss (gain) on disposal of intangible assets		4,266		(561)
Loss (gain) on disposal of right-of-use assets		(677)		8,083
Loss on foreign currency translation		187,123		60,376
Gain on valuation of derivatives, net		(202,513)		(66,337)
Loss (gain) on valuation of financial assets at fair value through profit or loss		4,238		(77)
Gain on disposal of financial assets at fair value through profit or loss		(543)		(11,326)
Others		(71,343)		(30,941)
3. Changes in operating assets and liabilities
Decrease in trade receivables		108,371		218,538
Decrease (increase) in finance lease receivables		577		(1,795)
Decrease (increase) in other receivables		65,726		(18,853)
Increase in other current assets		(128,752)		(55,703)
Increase in other non-current assets		(19,709)		(14,790)
Decrease in inventories		93,479		117,460
Decrease in trade payables		(152,980)		(35,089)
Increase in other payables		144,032		162,498
Increase (decrease) in other current liabilities		1,203		(26,442)
Decrease in other non-current liabilities		(18,228)		(16,250)
Increase (decrease) in provisions		(11,850)		1,992
Increase (decrease) in deferred revenue		(27,342)		38,320
Payment of post-employment benefits (defined benefits)		(161,396)		(80,653)
Decrease in plan assets		121,652		58,938

4. Cash generated from operations (1+2+3)	~~W~~	2,388,089	~~W~~	2,843,203

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of current portion of borrowings	~~W~~	838,409	~~W~~	219,995
Reclassification of construction-in-progress to property and equipment		1,177,643		1,167,032
Reclassification of non-trade payables from property and equipment		(118,377)		(555,392)
Reclassification of non-trade payables from intangible assets		(304,125)		210,242
Reclassification of non-trade payables from net defined benefit liabilities		(17,118)		(7,753)

26.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,949,654	~~W~~	877,293	~~W~~	—	~~W~~	208,358	~~W~~	—	~~W~~	3,431	~~W~~	8,038,736
Financial lease liabilities		966,700		(182,763)		157,773		—		—		(26,362)		915,348
Derivative liabilities		18,050		—		—		25,137		(504)		—		42,683
Derivative assets		(97,021)		—		—		(226,014)		34,369		713		(287,953)

Total	~~W~~	7,837,383	~~W~~	694,530	~~W~~	157,773	~~W~~	7,481	~~W~~	33,865	~~W~~	(22,218)	~~W~~	8,708,814

(in millions of Korean won)	2021
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,945,768	~~W~~	77,550	~~W~~	—	~~W~~	63,351	~~W~~	—	~~W~~	2,708	~~W~~	7,089,377
Financial lease liabilities		1,066,144		(197,002)		205,070		—		—		(9,289)		1,064,923
Derivative liabilities		120,349		—		—		31,096		(11,338)		(77,954)		62,153
Derivative assets		(7,684)		—		—		29,298		(2,033)		(42,122)		(22,541)

Total	~~W~~	8,124,577	~~W~~	(119,452)	~~W~~	205,070	~~W~~	123,745	~~W~~	(13,371)	~~W~~	(126,657)	~~W~~	8,193,912

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

27.	Related Party Transactions

The list of related parties of the Company as at June 30, 2022, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd. (KT Hitel Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT America, Inc., KT Japan Co., Ltd., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, Whowho & Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., MEDIA GENIE Co., Ltd., kt seezn Co., Ltd., Millie Seojae, KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, 7D Digital Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KTP SERVICES INC., Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Alticast B.V., Alticast Company Limited, BCCARD VIETNAM LTD., KT RUS LLC, Hangang Real Estate Investment Trust No. 24, KT DX Vietnam Company Limited, kt cloud Co., Ltd., Pocheon Jeonggyori Development Co., Ltd.

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Relationship	Name of Entity
Associates	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, Studio Discovery Co., Ltd., KT Youth Startup DNA Investment Association, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment Co., Ltd., Digital Pharm Co., Ltd., TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Pacific No. 68 General Private Real Estate Investment Company, Kiamco Data Center Blind Fund
Others [1]	Goody Studio Co., Ltd.

[1]

Although the entity is evaluated by applying Korean IFRS 1109, the entity is included in the scope of Related Party according to Korean IFRS 1024 as the Company has significant influence over determining the operating and financial policies.

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Commerce Inc., KT Telecop Co., Ltd. and KT M&S Co., Ltd. for the six-month periods ended June 30, 2022 is ~~W~~ 258,014 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	22	~~W~~	—	~~W~~	58	~~W~~	—	~~W~~	—	~~W~~	9,308	~~W~~	—
KT Telecop Co., Ltd.		1,067		—		473		—		3,041		32,456		11
KTCS Corporation		480		—		9,191		—		—		61,171		10
KTIS Corporation		2,441		—		6,967		—		—		46,043		—
KT Service Bukbu Co., Ltd.		10		—		—		—		—		19,680		—
KT Service Nambu Co., Ltd.		—		—		—		—		1,569		20,742		—
KT Skylife Co., Ltd.		9,385		—		7,775		486		—		7,402		—
KTDS Co., Ltd.		525		—		1,553		—		—		110,133		—
KT Estate Inc.		1,238		—		41,901		—		—		7,473		15,124
Skylife TV Co., Ltd.		12		—		—		—		—		1,801		—
BC Card Co., Ltd.[1]		541		—		4,796		—		—		1,499		5
KT Sat Co., Ltd.		1,337		—		—		—		—		1,095		—

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	June 30, 2022
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		5,783		—		296		—		12,429		10,586		—
KT Commerce Inc.		360		—		—		—		4,245		26,071		—
KT M&S Co., Ltd.		200		4,900		—		—		—		131,758		—
GENIE Music Corporation		—		—		19		—		—		17,494		—
KT M Mobile Co., Ltd.		31,850		—		25		—		—		463		—
Nasmedia, Co., Ltd.		3,343		—		2		—		—		617		—
KT MOS Bukbu Co., Ltd.		5		—		—		—		—		11,238		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		10,775		—
KT Engineering Co., Ltd.		—		—		3,296		—		—		83,436		5
KT Studio Genie Co., Ltd.		—		—		3,010		—		—		14,787		—
kt cloud Co., Ltd.		28,254		94,100		—		—		—		27,459		—
East Telecom LLC		678		12,090		—		—		—		1,710		—
kt seezn Co., Ltd.		9,830		—		48		—		22,926		9,605		—
Others		6,789		—		8,294		90		536		10,582		29
Associates and joint ventures
K Bank Inc.		331		—		593		—		—		—		—
Others		111		—		1		—		—		332		1,920

Total	~~W~~	104,592	~~W~~	111,090	~~W~~	88,298	~~W~~	576	~~W~~	44,746	~~W~~	675,716	~~W~~	17,104

(in millions of Korean won)	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	16,062	~~W~~	—
KT Telecop Co., Ltd.		877		—		428		—		1,626		20,352		11
KTCS Corporation		304		—		10,551		—		—		49,530		10
KTIS Corporation		7,546		—		—		—		—		41,658		—
KT Service Bukbu Co., Ltd.		11		—		—		16		—		24,255		—
KT Service Nambu Co., Ltd.		—		—		—		—		1,068		23,228		—
KT Skylife Co., Ltd.		6,872		—		6,633		—		—		8,264		—
KTDS Co., Ltd.		1,051		—		934		—		—		126,552		—
KT Estate Inc.		3,091		—		45,796		—		—		29,343		38,502
Skylife TV Co., Ltd.		8		—		1		—		—		1,680		—
BC Card Co., Ltd.[1]		509		—		3,299		—		—		1,189		5

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT Sat Co., Ltd.		1,958		—		—		—		—		1,244		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		5,562		—		80		—		12,609		16,713		—
KT Commerce Inc.		17		—		71		—		6,372		50,952		—
KT M&S Co., Ltd.		86		7,088		399		—		—		101,365		—
GENIE Music Corporation		5		—		545		—		—		22,438		—
KT M Mobile Co., Ltd.		23,265		—		29		—		—		636		—
Nasmedia, Inc.		3,743		—		2		—		—		722		—
KT MOS Bukbu Co., Ltd.		8		—		391		—		—		10,548		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		12,268		—
KT Engineering Co., Ltd.		6		—		1,724		—		3,004		151,593		5
KHS Corporation		—		—		29		—		—		—		—
KT Studio Genie Co., Ltd.		377		—		—		—		—		17,109		—
East Telecom LLC		5,502		10,979		—		—		—		149		—
kt seezn Co., Ltd		10,220		—		152		—		—		21,710		—
Others		3,197		—		3,023		—		395		12,481		45
Associates and joint ventures
K Bank Inc.		334		—		143		—		—		—		—
Others		51		—		1		—		—		3,482		—

Total	~~W~~	74,602	~~W~~	18,067	~~W~~	74,234	~~W~~	16	~~W~~	25,074	~~W~~	765,523	~~W~~	38,578

[1]	As at June 30, 2022, ~~W~~1,113 million of the unsettled amount (December 31, 2021: ~~W~~1,024 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	During the year ended December 31, 2021, KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) merged with KT M Hows Co., Ltd. as a surviving company.

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Significant transactions with related parties for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,991	~~W~~	3	~~W~~	26,487	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		5,288		—		82,665		—		—		—		4		—		—
KTCS Corporation		45,885		3		165,999		8		—		—		—		1		318
KTIS Corporation		34,175		166		157,083		—		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		6,644		2		113,137		—		—		—		—		—		—
KT Service Nambu Co., Ltd.		6,723		2		133,384		—		—		—		—		—		—
KT Skylife Co., Ltd.		44,179		—		20,902		—		—		—		3		—		8,368
KTDS Co., Ltd. [1]		7,840		1		225,948		108		—		—		2		—		4,920
KT Estate Inc.		14,642		—		50,723		—		—		44		—		332		—
Skylife TV Co., Ltd.		48		—		4,482		—		—		—		—		—		—
BC Card Co., Ltd.		8,417		4		15,152		—		—		—		3		—		17,439
KT Sat Co., Ltd.		7,653		—		5,292		—		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		31,965		—		48,529		—		—		—		1		—		—
KT Commerce Inc. [1]		550		—		61,357		42,994		—		—		—		—		—
KT M&S Co., Ltd. [1]		169,144		8		119,379		24		—		—		—		—		—
GENIE Music Corporation		754		—		26,389		—		—		—		—		—		—
KT M Mobile Co., Ltd.		90,582		—		14,299		—		—		—		—		—		—
Nasmedia, Co., Ltd.		387		—		2,559		—		—		—		1		—		3,293
KT MOS Nambu Co., Ltd. [1]		873		—		35,969		97		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,244		—		36,861		—		—		—		—		—		—
KT Engineering Co., Ltd. [1]		253		—		12,131		76,955		—		—		—		—		—
KHS Corporation		8		—		5,352		—		—		—		—		—		—
KT Studio Genie Co., Ltd.		20		—		14,911		—		—		—		—		—		—
kt cloud Co., Ltd.		27,536		—		26,451		—		—		—		—		—		—
kt seezn Co., Ltd.		19,691		—		46,290		—		—		—		—		—		—
Others		12,076		—		35,538		97		—		—		1		1		243
Associates and joint ventures
K-REALTY CR REITs No.1 [2]		—		—		—		—		—		—		—		—		45,549
K Bank Inc.		6,967		—		106		—		—		—		—		—		—
Others		360		70		2,901		2,120		—		1,916		—		4		8,741

Total	~~W~~	546,895	~~W~~	259	~~W~~	1,490,276	~~W~~	122,403	~~W~~	—	~~W~~	1,960	~~W~~	15	~~W~~	338	~~W~~	89,891

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd [3]	~~W~~	3,233	~~W~~	—	~~W~~	508	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		3,258		—		28,211		—		—		—		—		—		—
KT Telecop Co., Ltd.		6,704		—		74,726		—		—		—		—		—		—
KTCS Corporation [1]		44,371		54		156,770		—		—		—		6		—		254
KTIS Corporation		27,773		—		143,506		—		—		—		29		—		816
KT Service Bukbu Co., Ltd.		10,359		2		101,395		—		—		—		—		—		—
KT Service Nambu Co., Ltd.		7,402		5		121,907		—		—		—		2		—		—
KT Skylife Co., Ltd.		22,736		7		16,712		—		—		—		1		—		8,368
KTDS Co., Ltd. [1]		7,261		16		195,033		59		—		—		1		—		3,000
KT Estate Inc.		6,742		—		31,455		—		—		38		—		501		—
Skylife TV Co., Ltd.		1,790		—		3,835		—		—		—		25		—		—
BC Card Co., Ltd.		6,135		3		15,379		—		—		—		2		—		14,686
KT Sat Co., Ltd.		9,931		—		5,328		—		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		14,270		—		37,976		—		—		—		—		—		—
KT Commerce Inc.		471		—		49,039		23,445		—		—		—		—		—
KT M Hows Co., Ltd.		861		—		460		—		—		—		—		—		—
KT M&S Co., Ltd.		208,423		18		101,145		—		—		—		—		—		—
GENIE Music Corporation		943		—		29,849		—		—		—		—		—		—
KT M Mobile Co., Ltd.		60,352		—		8,874		—		—		—		—		—		—
Nasmedia, Co., Ltd.		334		—		3,060		—		—		—		—		—		2,994
KT MOS Nambu Co., Ltd. [1]		909		—		32,394		367		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,270		—		33,225		—		—		—		—		—		—
KT Engineering Co., Ltd. [1]		278		—		21,855		52,671		—		—		—		—		—
KHS Corporation		4		—		1,135		—		—		—		—		—		—
KT Studio Genie Co., Ltd.		1		—		—		—		—		—		—		—		—
Others		10,326		5		24,044		—		557		—		—		—		4,294
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		—		143		28,208
K Bank Inc.		1,916		—		4		—		—		—		—		—		—
Others		492		73		2,438		—		—		—		—		—		6,120
Others
KHS Corporation [4]		8		—		1,744		—		—		—		—		—		—

Total	~~W~~	458,553	~~W~~	183	~~W~~	1,242,007	~~W~~	76,542	~~W~~	557	~~W~~	38	~~W~~	67	~~W~~	644	~~W~~	68,740

[1]	Amounts include acquisition of property, equipment and others.

[2]	Transaction amount before being excluded from associates.

[3]	Transaction amount before being excluded from subsidiaries.

[4]	Transaction amount before being included as a subsidiary.

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

Key management compensation for the six-month periods ended June 30, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	999	~~W~~	1,082
Post-employment benefits		163		209
Stock-based compensation		644		338

Total	~~W~~	1,806	~~W~~	1,629

Fund transactions with related parties for the six-month periods ended June 30,2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		29,400		31,588		—		—		—
KT Estate Inc.		—		—		44		25,139		—
kt cloud Co., Ltd.		95,900		1,800		—		—		901,504
Others		1,111		—		—		19		1,112
Associates and joint ventures
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		9,000
Others		—		—		1,916		—		11,238

Total	~~W~~	126,411	~~W~~	33,388	~~W~~	1,960	~~W~~	25,158	~~W~~	1,062,055

[1]	Borrowing transactions include lease transactions.

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		7		—
KT Estate Inc		—		—		38		13,691		—
KT Engineering Co., Ltd.		—		—		—		2		—
KT Studio Genie Co., Ltd.		102		102		—		—		45,687
KT M&S Co., Ltd.		19,500		18,125		—		—		—
Skylife TV Co., Ltd		—		—		—		—		(3,000)
KT Linkus Co., Ltd.		—		—		—		1		—
Others		2		—		—		6		(8,610)

47

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		9,577		—
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		7,700
KT-IBKC Future Investment Fund 1		—		—		—		—		(3,900)
Other		—		—		—		—		(1,320)

Total	~~W~~	19,604	~~W~~	18,227	~~W~~	38	~~W~~	23,284	~~W~~	44,017

[1]	Borrowing transactions include lease transactions.

As at June 30, 2022, the Company entered into a credit card agreement with a limit of ~~W~~ 4,761 million (December 31, 2021: ~~W~~ 4,752 million) with BC Card Co., Ltd.

The Company has an obligation to invest in KB Three Telecommunications Companies ESG Fund, a related party, and others according to the agreement. As at June 30, 2022, the Company is planning to make an additional investment of ~~W~~ 20,300 million.

48

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

28.	Fair Value

During the period ended June 30, 2022, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022			December 31, 2021
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,592,405	[1]	~~W~~	1,708,714	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,600,920	[1]		3,350,104	[1]
Financial assets at fair value through other comprehensive income		129,405	129,405		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		209,985	[1]		72,501	[1]
Financial assets at fair value through profit or loss		380,237	380,237		299,410	299,410
Financial assets at fair value through other comprehensive income		578,270	578,270		226,331	226,331
Derivative financial assets for hedging		287,953	287,953		97,021	97,021

Total	~~W~~	6,779,175		~~W~~	6,245,794

Financial liabilities
Trade and other payables	~~W~~	5,340,438	[1]	~~W~~	5,783,330	[1]
Borrowings		8,038,736	7,708,714		6,949,654	7,081,027
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,329	5,329		5,329	5,329
Derivative financial liabilities for hedging		42,683	42,683		18,050	18,050

Total	~~W~~	13,427,186			12,756,363

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

49

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	June 30, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,405	~~W~~	—	~~W~~	129,405
Other financial assets
Financial assets at fair value through profit or loss		146		—		380,091		380,237
Financial assets at fair value through other comprehensive income		382,803		—		195,467		578,270
Derivative financial assets for hedging		—		236,365		51,588		287,953

Total	~~W~~	382,949	~~W~~	365,770	~~W~~	627,146	~~W~~	1,375,865

Liabilities
Borrowings	~~W~~	—	~~W~~	7,780,714	~~W~~	—	~~W~~	7,780,714
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging		—		42,683		—		42,683

Total	~~W~~	—	~~W~~	7,751,397	~~W~~	5,329	~~W~~	7,756,726

50

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		147		—		299,263		299,410
Financial assets at fair value through other comprehensive income		35,510		—		190,821		226,331
Derivative financial assets for hedging purpose		—		65,456		31,565		97,021

Total	~~W~~	35,657	~~W~~	557,169	~~W~~	521,649	~~W~~	1,114,475

Liabilities
Borrowings	~~W~~	—	~~W~~	7,081,027	~~W~~	—	~~W~~	7,081,027
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging		—		18,050		—		18,050

Total	~~W~~	—	~~W~~	7,099,077	~~W~~	5,329	~~W~~	7,104,406

51

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

	June 30, 2022
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		15,366		—		42,851		—
Amount recognized in other comprehensive income		—		—		(22,828)		—
Acquisitions		65,551		4,646		—		—
Disposals		(89)		—		—		—

Ending balance	~~W~~	380,091	~~W~~	195,467	~~W~~	51,588	~~W~~	5,329

	June 30, 2021
	Financial assets
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)
Amount recognized in profit or loss		—		—		20,925
Amount recognized in other comprehensive income		—		—		(5,372)
Acquisitions		49,463		22,680		—
Reclassifications		(18,044)		14,357		—
Disposals		(2,472)		—		—

Ending balance	~~W~~	184,642	~~W~~	58,072	~~W~~	11,359

52

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2022 and December 31, 2021, are as follows:

	June 30, 2022
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,405	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		380,091	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		195,467	3	DCF Model
Derivative financial assets for hedging		236,365	2	DCF Model
		51,588	3	Hull-White Model, DCF Model
Liabilities
Borrowings		7,708,714	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	3	Binomial option pricing model
Derivative financial liabilities for hedging	~~W~~	42,683	2	DCF Model

53

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		299,263	3	DCF Model, Adjusted net asset model Binomial option pricing model
Financial assets at fair value through other comprehensive income		190,821	3	Market approach model
Derivative financial assets for hedging		65,456	2	DCF Model
		31,565	3	Hull-White Model, DCF Model
Liabilities
Borrowings		7,081,027	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,329	3	Binomial option pricing model
Derivative financial liabilities for hedging purpose		18,050	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

54

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	831	~~W~~	2,257
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		(713)

IV. Ending balance (I+II+III)	~~W~~	118	~~W~~	1,544

29.	Events After the Reporting Period

The Company has issued the following bonds after June 30, 2022.

(in thousands of USD)	Issue date	Face value	Interest rate	Redemption date
2022 Global	2022-08-08	USD 500,000	4.000%	2025-08-08

55